12028545

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3.1 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Westbury Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001153326
(Registrant's CIK Number)

Exhibit 99.3.1 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-184594
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Bend, State of Wisconsin on December 14, 2012.

WESTBURY BANCORP, INC.

By: ______________________________
Raymond F. Lipman
President, Chief Financial Officer and Chairman

EXHIBIT 99.3.1

PRO FORMA VALUATION UPDATE REPORT

WESTBURY BANCORP, INC.
West Bend, Wisconsin

PROPOSED HOLDING COMPANY FOR:
WESTBURY BANK
West Bend, Wisconsin

Dated As Of:
November 23, 2012

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 600
Arlington, Virginia 22201

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

November 23, 2012

Board of Directors
WBSB Bancorp, MHC
WBSB Bancorp, Inc.
Westbury Bank
200 South Main Street
West Bend, Wisconsin 53095

Members of the Board of Directors:

At your request, we have completed and hereby provide an updated independent appraisal (the "Update") of the estimated pro forma market value of the common stock to be issued in connection with the mutual-to-stock conversion transaction described below.

This updated appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and reissued by the Office of the Comptroller Currency ("OCC"), and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board ("FRB") and the Federal Deposit Insurance Corporation ("FDIC") in the absence of separate written valuation guidelines. Our original appraisal report, dated August 17, 2012 (the "Original Appraisal") is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

On August 5, 2012, the Board of Directors of WBSB Bancorp, MHC (the "MHC"), a mutual holding company that owns all of the outstanding shares of common stock of WBSB Bancorp, Inc. (the "Corporation"), adopted the plan of conversion and reorganization, whereby the MHC will convert to stock form. As a result of the conversion, the Corporation, which currently owns all of the issued and outstanding common stock of Westbury Bank, will be succeeded by a Maryland corporation with the name of Westbury Bancorp, Inc. ("Westbury" or the "Company"). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Westbury or the Company.

Westbury will offer its common stock in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans including Westbury Bank's employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and/or a

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

syndicated community offering. A portion of the net proceeds received from the sale of the common stock will be used to purchase all of the then to be issued and outstanding capital stock of Westbury Bank and the balance of the net proceeds will be retained by the Company and utilized to retire $1.254 million of outstanding debt of the Corporation.

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, a loan to the newly-formed ESOP, and reinvestment of the proceeds that are retained by the Company. In the future, Westbury may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends, or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

The plan of conversion provides for the Company to contribute common stock and cash to the Westbury Bank Charitable Foundation, a charitable foundation to be established as part of the conversion and stock offering (the "Foundation"). The Foundation will be funded with a total contribution value of $1,000,000, with a variable cash and stock component. In this regard, the stock component will be equal to 1% of the stock sold in the Conversion with the balance of the Foundation contribution in the form of cash. The purpose of the Foundation is to provide financial support to charitable organizations in the communities in which the Company operates and to enable the communities the Bank and Company serve to share in their long term growth. The Foundation will be dedicated completely to community activities and the promotion of charitable causes, and may be able to support such activities in ways that are not presently available to the Bank.

The estimated pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Westbury's financial condition, including financial data through September 30, 2012 as compared to June 30, 2012 as contained in the Original Appraisal; (2) an updated comparison of Westbury's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and, (3) a review of stock market conditions since the date of the Original Appraisal incorporating stock prices as of November 23, 2012.

Discussion of Relevant Considerations

1. Financial Results

Table 1 presents summary balance sheet and income statement data through September 30, 2012, as well as comparable data for the period ending June 30, 2012, as set forth in the Original Appraisal. The Company's financial condition and operating results reflected moderate change relative to the June 30, 2012 financial data utilized in the Original Appraisal, which will be discussed more fully below.

Balance Sheet Trends

Growth Trends

The Company's total assets decreased over the quarter ended September 30, 2012, by $20.0 million or 3.7%, reflecting the Company's continuing efforts to shrink assets in order to preserve its capital position, limit growth, and focus on resolving problem assets with the objective of minimizing the Company's credit risk exposure.

Asset shrinkage was the result of reductions in the portfolio of cash and cash equivalents which decreased by $11.9 million and net loans receivable which decreased by $7.0 million, which was partially offset by an increase in the available for sale investment securities portfolio which increased by $1.3 million.

Deposit balances also reflect a decline over the quarter, decreasing by $22.5 million, or 4.6%, to equal $466.8 million, while notes payable remained unchanged. The shrinkage is reflective of the limited need for funds in the current operating environment. Equity increased by $131,000 (0.3% growth) to equal $46.9 million, or 8.9% of assets. The modest increase in equity was primarily attributable to an increase in accumulated comprehensive income of $135,000, which was slightly offset by a net loss of $4,000 reported over the three months ended September 30, 2012.

Loan Receivable

Loans receivable decreased from $382.9 million, as of June 30, 2012, to $375.9 million, as of September 30, 2012, reflecting a 1.8% reduction. The proportion of loans to total assets increased from 70.1% as of June 30, 2012 to 71.4% of assets as of September 30, 2012, as asset shrinkage outpaced the reduction in the loan balances. The balance of loans held for sale remained substantially unchanged over the quarter.

The decrease in total loans reflects both management's decision to manage loan growth in order to improve capital ratios and reduce expenses while also reflecting the impact of limited loan demand in the Company's market. Reflecting the Company's recent emphasis on commercial lending, the balance of commercial mortgage and commercial business loans have increased over the quarter, which was offset by the loan portfolio shrinkage in the residential, construction/land, multifamily, and consumer loan portfolios. Shrinkage in the residential loan portfolio has also resulted, in part, from the Company's mortgage banking activities.

Table 1
Westbury Bancorp, Inc.
Recent Financial Data

	At June 30, 2012		At September 30, 2012	
	Amount ($000)	% of Assets (%)	Amount ($000)	% of Assets (%)
Balance Sheet Data				
Assets	$546,436	100.00%	$526,466	100.00%
Cash and Cash Equivalents	45,054	8.25%	33,141	6.29%
Investment Securities (AFS)	63,195	11.56%	64,532	12.26%
FHLB Stock	3,091	0.57%	2,670	0.51%
Loans Receivable, net	382,923	70.08%	375,899	71.40%
Loans Held for Sale	3,020	0.55%	3,022	0.57%
Deposits	489,235	89.53%	466,758	88.66%
Notes Payable	1,254	0.23%	1,254	0.24%
Stockholders' Equity	46,733	8.55%	46,864	8.90%

	12 Months Ended June 30, 2012		12 Months Ended September 30, 2012	
	Amount ($000)	% of Avg. Assets (%)	Amount ($000)	% of Avg. Assets (%)
Summary Income Statement				
Interest Income	$22,706	3.81%	$22,048	3.76%
Interest Expense	(4,075)	-0.68%	(3,398)	-0.58%
Net Interest Income	$18,631	3.13%	$18,650	3.18%
Provision for Loan Losses	(7,683)	-1.29%	(6,172)	-1.05%
Net Interest Income after Provisions	$10,948	1.84%	$12,478	2.13%
Other Operating Income	5,780	0.97%	5,683	0.97%
Net Gain(Loss) on Sale of Loans	1,672	0.28%	2,120	0.36%
Insurance and Securities Sales Commisions	880	0.15%	924	0.16%
Rental Income from Real Estate Operations	1,023	0.17%	924	0.16%
Operating Expense	(28,679)	-4.81%	(26,428)	-4.51%
Net Operating Income	(8,376)	-1.41%	(4,299)	-0.73%
Net Non-Operating Income	1,637	0.27%	600	0.10%
Net Income Before Tax	(6,739)	-1.13%	(3,699)	-0.63%
Income Taxes	342	0.06%	(3)	0.00%
Net Income (Loss)	($6,397)	-1.07%	($3,702)	-0.63%
Core Net Income (Loss)	($7,392)	-1.24%	($4,067)	-0.69%

Source: Westbury Bancorp's Prospectus and RP Financial calculations.

Cash, Investments and Mortgage-Backed Securities

Cash and cash equivalents decreased by $11.9 million (26.4% decline), to equal $33.1 million as of September 30, 2012, while the balance of available for sale investments and FHLB stock also decreased by $0.9 million (1.4% decline), to equal $67.2 million or 12.8% of total assets as of September 30, 2012. The decrease was the result of management's decision to manage the balance sheet in order to improve capital ratios and reduce expenses.

Funding Structure

Deposit balances decreased by $22.5 million or 4.6% over the three months ended September 30, 2012, to equal $466.8 million, or 88.7% of total assets. Deposit shrinkage was attributable to a decrease in all deposit accounts. Again, the decreases resulted primarily from management's efforts to reduce the balance sheet in order to improve capital ratios and reduce expenses, as well as the recent closing of the Hales Corners office which was completed in July 2012.

Notes payable did not change over the quarter and totaled $1.3 million, or 0.2% of assets as of September 30, 2012.

Equity

The Company's stockholders' equity increased by $131,000 over the three months ended September 30, 2012, and equaled $46.9 million or 8.9% of total assets. Growth in the capital balance was the result of an increase in accumulated comprehensive income of $135,000, which was slightly offset by a net loss of $4,000 reported over the three months ended September 30, 2012.

At September 30, 2012, the Bank's Tier 1 capital equaled $39.3 million, or 7.68% of adjusted total assets, which is above the level of 5.00%, the statutorily defined minimum level to be well-capitalized, but below the internally targeted levels of the Bank. The significant disparity between the Company's reported GAAP capital balance ($46.9 million) and the Tier 1 capital level is primarily attributable to three elements, including unrealized gains on securities ($1.2 million), disallowed deferred tax assets ($3.4 million), and non-permissible real estate investments ($3.3 million). Additionally, the Company has approximately $1.3 million of borrowed funds, which have been infused into the Bank as capital. The Company expects to repay these borrowed funds out of the net conversion offering proceeds.

Asset Quality

The Company's asset quality improved modestly over the quarter, as non-performing assets ("NPAs") including performing troubled debt restructurings ("TDRs") diminished by $3.4 million from $22.7 million as of June 30, 2012 (4.16% of assets) to $19.3 million (3.66% of assets) as of September 30, 2012, but still remain at elevated levels. The Company's NPAs declined due to a reduction in non-performing loans and foreclosed assets, which was partially offset by an increase in performing TDRs. Classified assets declined from $31.3 million to $26.8 million over the quarter ended September 30, 2012, but continues to remain at elevated levels relative to the longer term historical averages.

Income and Expense Trends

The Company's losses on a trailing twelve month basis diminished from a net loss of $6.4 million (1.07% of average assets) reported for the twelve months ended June 30, 2012, as reflected in our Original Appraisal, to a net loss of $3.7 million (0.63% of average assets) reported for the twelve months ended September 30, 2012. While reporting operating losses on a trailing 12 month basis, Westbury reported a modest $4,000 loss for the quarter ended September 30, 2012, and earnings equal to $575,000 for the nine months ended September 30, 2012. Details with respect to changes in the Company's earnings are more fully explained below.

Net Interest Income

The Company's net interest income modestly increased based on updated financial data, primarily due to a decrease in interest expense, which was partially offset by a decrease in interest income. The Company's level of net interest income equaled $18.7 million (3.18% of average assets) for the twelve months ended September 30, 2012, as compared to $18.6 million (3.13% of average assets) reported for the twelve months ended June 30, 2012.

Loan Loss Provisions

Provisions for loan losses decreased from $7.7 million, or 1.29% of average assets for the twelve months ended June 30, 2012, to $6.2 million, or 1.05% of average assets for the twelve months ended September 30, 2012. The decline in loan loss provisions primarily reflects the decrease in NPAs over the quarter, as the Company has taken several successful steps to address the deterioration in asset quality and reduce non-performing assets through accelerated charge-offs, loan work out programs, and the employment of enhanced collection practices, as well as the improvement of its internal risk management processes.

Non-Interest Income

The Company has historically had relatively high levels of fee generating activities, and thus non-interest operating income has been a significant contributor to the overall earnings. As noted in the Original Appraisal, the Company has generated non-interest income through deposit fee income, income from the Company's real estate operations as well as commission income on insurance and securities and returns on the investment in BOLI, and from other financial services including debit card interchange income and safe deposit box rentals. Non-interest income declined slightly for the most recent twelve months relative to the level reported in the Original Appraisal, totaling $7.5 million (1.29% of average assets) for the twelve months ended September 30, 2012. The decline in non-interest income was primarily due to the decrease in rental income from the Company's real estate operations and other operating income, which was partially offset by an increase in insurance and securities sales commissions.

Operating Expenses

The Company's operating expenses have fluctuated in recent years due to cost cutting initiatives including the reduction of the number of branch offices and reducing the total number of employees, offset in part by the cost of branch closures, upgrades, and real estate operations expenses related to the resolution of other real estate owned ("OREO"). Operating costs decreased moderately based on updated financial data and equaled $26.4 million, or 4.51% of average assets for the twelve months ended September 30, 2012, in relation to $28.7 million or 4.81% of average assets for the twelve months ended June 30, 2012.

Gains on the Sale of Loans

In addition to fee income generated through deposits, loan late charges, and other sources, the Company is actively engaged in secondary market loan sales. It has been the Company's practice to sell substantially all fixed rate residential loans with maturities in excess of 15 years into the secondary market. Due to an increase in refinance activity, gains on sale of loans increased $448,000 and equaled $2.1 million for the twelve months ended September 30, 2012, or 0.36% of average assets.

Non-Operating Income/Expense

Net non-operating gains have partially mitigated the Company's recent operating losses over the past several years and have typically had a fairly modest impact on the Company's earnings, consisting of gains on the sale of investment of securities and gains on the sale of branches. For the most recent twelve month period, non-operating gains amounted to $600,000 (0.10% of average assets), a decline from $1.6 million (0.27% of average assets) reported for the twelve months ended June 30, 2012.

Taxes

Notwithstanding the significant trailing twelve month operating losses, the Company reported only a slight tax benefit for both periods shown in Table 1. The nominal tax benefits reflects the establishment of valuation allowances on deferred tax assets which limits the tax benefit for financial reporting purposes. The Company expects to be in a non-taxable position for at least the near term future. The Company recorded a modest tax benefit of $342,000 on a net pre-tax loss of $6.7 million for the twelve months ended June 30, 2012, which declined to a tax expense of $3,000 on a net pre-tax loss of $3.7 million for the twelve months ended September 30, 2012.

Efficiency Ratio

The Company's efficiency ratio decreased based on updated financial data, equaling 93.4% for the twelve months ended September 30, 2012, versus 102.5% for the twelve months ended June 30, 2012. On a post-Offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit is expected to be offset by the increased expense of the stock benefit plans.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the most updated financial characteristics and operating results available for the Company, the Peer Group identified in the Original Appraisal and all publicly-traded savings institutions.

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of September 30, 2012

Balance Sheet as a Percent of Assets

	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth
Westbury Bancorp, Inc.										
September 30, 2012	6.3%	12.8%	2.3%	72.0%	88.7%	0.2%	0.0%	8.9%	0.0%	8.9%
All Public Companies										
Averages	6.6%	21.2%	1.6%	66.1%	74.2%	10.9%	0.4%	13.1%	0.7%	12.3%
Medians	5.4%	18.7%	1.8%	68.1%	74.9%	8.8%	0.0%	12.4%	0.0%	11.5%
State of WI										
Averages	4.0%	19.7%	1.5%	70.3%	71.4%	15.6%	0.0%	10.7%	0.0%	10.7%
Medians	3.9%	13.6%	2.3%	74.2%	77.3%	9.0%	0.0%	11.0%	0.0%	11.0%
Comparable Group										
Averages	6.8%	19.2%	1.3%	68.5%	76.6%	9.8%	0.2%	12.1%	0.2%	11.8%
Medians	6.3%	17.4%	0.9%	67.7%	77.9%	8.6%	0.0%	10.6%	0.0%	10.6%
Comparable Group										
BKMU Bank Mutual Corp of WI	3.3%	32.0%	2.3%	56.8%	77.3%	8.5%	0.0%	11.1%	0.0%	11.1%
CITZ CFS Bancorp, Inc of Munster IN	9.7%	19.9%	3.3%	62.0%	85.0%	4.5%	0.0%	9.7%	0.0%	9.7%
CZWI Citizens Comm Bncorp Inc of WI(1)	3.9%	13.5%	0.0%	79.8%	80.0%	9.0%	0.0%	10.1%	0.1%	10.1%
FCLF First Clover Leaf Fin Cp of IL	7.3%	14.9%	0.9%	70.5%	76.1%	8.4%	0.7%	14.3%	2.2%	12.1%
FFNM First Fed of N. Michigan of MI	1.5%	27.1%	0.7%	64.9%	73.8%	13.6%	0.0%	11.8%	0.1%	11.7%
HMNF HMN Financial, Inc. of MN	11.9%	9.8%	0.0%	74.4%	78.5%	10.9%	0.0%	9.3%	0.0%	9.3%
HFBC HopFed Bancorp, Inc. of KY	5.8%	35.4%	0.9%	54.4%	77.2%	8.7%	1.0%	12.4%	0.0%	12.3%
PVFC PVF Capital Corp. of Solon OH	14.7%	6.6%	3.0%	72.3%	82.9%	4.6%	0.0%	9.3%	0.0%	9.3%
UCFC United Community Fin. of OH	3.1%	31.6%	1.6%	60.6%	81.4%	7.7%	0.0%	9.4%	0.0%	9.4%
WBKC Wolverine Bancorp, Inc. of MI	6.8%	1.6%	0.0%	89.3%	53.6%	21.8%	0.0%	23.1%	0.0%	23.1%

Balance Sheet Annual Growth Rates / Regulatory Capital

	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Westbury Bancorp, Inc.										
September 30, 2012	-11.83%	-24.81%	-6.99%	-14.35%	-73.95%	2.17%	2.17%	7.68%	7.68%	11.46%
All Public Companies										
Averages	4.25%	4.70%	3.76%	3.88%	-5.49%	2.58%	2.24%	12.09%	11.98%	20.52%
Medians	0.99%	-1.39%	3.66%	1.35%	-6.51%	1.71%	1.73%	11.59%	11.55%	19.13%
State of WI										
Averages	-2.51%	-6.98%	0.64%	-7.58%	27.50%	3.39%	3.63%	9.97%	9.97%	16.46%
Medians	-3.32%	-5.91%	-0.26%	-7.05%	36.40%	2.18%	2.74%	9.97%	9.97%	16.46%
Comparable Group										
Averages	-5.90%	-10.52%	-3.97%	-6.39%	-3.19%	-0.39%	-0.15%	10.00%	10.00%	16.65%
Medians	-3.99%	-7.06%	-1.01%	-4.82%	-10.50%	0.92%	0.99%	9.93%	9.93%	15.85%
Comparable Group										
BKMU Bank Mutual Corp of WI	-0.60%	-5.91%	5.63%	-4.42%	37.63%	0.12%	0.27%	9.93%	9.93%	17.91%
CITZ CFS Bancorp, Inc of Munster IN	-4.26%	-7.92%	-2.17%	-3.59%	-10.87%	-5.84%	-5.81%	8.85%	8.85%	13.82%
CZWI Citizens Comm Bncorp Inc of WI(1)	-3.32%	-12.29%	-0.26%	-7.05%	36.40%	2.18%	2.74%	10.00%	10.00%	15.00%
FCLF First Clover Leaf Fin Cp of IL	-3.71%	-18.73%	1.66%	-3.43%	-10.13%	-0.33%	0.03%	11.59%	11.59%	19.63%
FFNM First Fed of N. Michigan of MI	-3.09%	-3.93%	-1.76%	3.84%	-31.05%	2.88%	3.84%	10.36%	10.36%	17.40%
HMNF HMN Financial, Inc. of MN	-21.34%	-25.37%	-19.39%	-25.26%	0.00%	-8.16%	-8.16%	9.55%	9.55%	14.61%
HFBC HopFed Bancorp, Inc. of KY	-5.73%	-6.19%	-4.54%	-5.21%	-20.82%	6.45%	6.70%	12.33%	12.33%	22.31%
PVFC PVF Capital Corp. of Solon OH	-0.11%	-3.06%	1.38%	-0.37%	-0.30%	3.20%	3.20%	9.16%	9.16%	13.34%
UCFC United Community Fin. of OH	-11.59%	29.20%	-24.83%	-11.69%	-21.43%	-6.08%	-6.03%	8.27%	8.27%	15.85%
WBKC Wolverine Bancorp, Inc. of MI	-5.25%	-51.02%	4.59%	-6.75%	-11.36%	1.71%	1.71%	NA	NA	NA

(1) Financial information is for the quarter ending June 30, 2012.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended September 30, 2012

	Net Income	Net Interest Income: Income	Net Interest Income: Expense	Net Interest Income: NII	Net Interest Income: Loss Provis. on IEA	NII After Provis.	Other Income: Loan Fees	Other Income: R.E. Oper.	Other Income: Other Income	Total Other Income	G&A/Other Exp.: G&A Expense	G&A/Other Exp.: Goodwill Amort.	Non-Op. Items: Net Gains	Non-Op. Items: Extrao. Items	Yields, Costs, and Spreads: Yield On Assets	Yields, Costs, and Spreads: Cost Of Funds	Yields, Costs, and Spreads: Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Westbury Bancorp, Inc.																			
September 30, 2012	-0.63%	3.76%	0.58%	3.18%	1.05%	2.13%	0.00%	0.16%	1.49%	1.65%	4.51%	0.00%	0.10%	0.00%	4.55%	0.78%	3.77%	$3,375	0.08%
All Public Companies																			
Averages	0.45%	4.08%	0.98%	3.10%	0.45%	2.65%	0.03%	-0.07%	0.71%	0.68%	2.95%	0.03%	0.34%	0.00%	4.36%	1.15%	3.21%	$5,751	29.95%
Medians	0.52%	4.08%	0.93%	3.09%	0.29%	2.74%	0.00%	-0.03%	0.57%	0.54%	2.86%	0.00%	0.09%	0.00%	4.34%	1.08%	3.18%	$4,989	30.40%
State of WI																			
Averages	0.32%	4.24%	1.32%	2.92%	0.61%	2.31%	-0.01%	-0.30%	1.10%	0.78%	4.24%	0.02%	1.56%	0.00%	4.51%	1.50%	3.01%	$3,147	27.09%
Medians	0.23%	4.27%	1.30%	2.53%	0.76%	2.22%	0.00%	-0.25%	1.21%	0.86%	3.23%	0.02%	0.50%	0.00%	4.62%	1.46%	2.63%	$2,926	31.07%
Comparable Group																			
Averages	0.00%	4.21%	1.05%	3.15%	0.90%	2.25%	0.00%	-0.18%	0.88%	0.70%	3.40%	0.03%	0.47%	0.00%	4.45%	1.22%	3.23%	$3,873	24.69%
Medians	0.18%	4.16%	1.01%	3.12%	0.85%	2.24%	0.00%	-0.16%	0.80%	0.72%	3.37%	0.02%	0.33%	0.00%	4.37%	1.14%	3.26%	$3,663	23.97%
Comparable Group																			
BKMU Bank Mutual Corp of WI	0.23%	3.30%	0.92%	2.38%	0.16%	2.22%	-0.09%	-0.25%	1.21%	0.86%	3.23%	0.02%	0.50%	0.00%	3.59%	1.07%	2.53%	$3,633	31.07%
CITZ CFS Bancorp, Inc of Munster IN	-0.83%	3.67%	0.56%	3.11%	1.39%	1.72%	0.03%	-0.24%	1.22%	1.00%	3.53%	0.00%	0.15%	0.00%	4.01%	0.63%	3.39%	$3,692	NM
CZWI Citizens Comm Bncorp Inc of WI(1)	0.03%	5.15%	1.30%	3.85%	0.89%	2.96%	0.05%	0.00%	0.41%	0.46%	3.23%	0.05%	-0.08%	0.00%	5.32%	1.46%	3.86%	$2,883	39.18%
FCLF First Clover Leaf Fin Cp of IL	0.39%	4.00%	0.88%	3.12%	0.87%	2.26%	-0.01%	-0.17%	0.52%	0.34%	2.36%	0.05%	0.27%	0.00%	4.31%	1.02%	3.29%	$6,347	16.86%
FFNM First Fed of N. Michigan of MI	0.32%	4.41%	0.83%	3.58%	0.69%	2.90%	0.04%	-0.03%	0.84%	0.84%	3.99%	0.10%	0.26%	0.00%	4.74%	0.94%	3.79%	$2,590	NM
HMNF HMN Financial, Inc. of MN	-0.52%	4.55%	1.10%	3.45%	1.40%	2.05%	0.00%	-0.32%	1.39%	1.07%	4.07%	0.00%	0.36%	0.00%	4.74%	1.21%	3.53%	$3,353	NM
HFBC HopFed Bancorp, Inc. of KY	0.51%	4.10%	1.52%	2.57%	0.22%	2.35%	0.00%	-0.05%	0.75%	0.71%	2.75%	0.02%	0.29%	0.00%	4.29%	1.74%	2.55%	$3,747	12.54%
PVFC PVF Capital Corp. of Solon OH	0.13%	3.78%	0.92%	2.86%	0.83%	2.03%	0.00%	-0.64%	1.27%	0.63%	4.27%	0.00%	1.71%	0.00%	4.05%	1.05%	3.00%	$4,234	NM
UCFC United Community Fin. of OH	-0.76%	4.21%	1.11%	3.10%	2.00%	1.10%	0.01%	0.00%	0.72%	0.73%	3.50%	0.01%	0.66%	0.00%	4.42%	1.24%	3.18%	$3,514	14.06%
WBKC Wolverine Bancorp, Inc. of MI	0.49%	4.88%	1.38%	3.50%	0.59%	2.90%	0.00%	-0.14%	0.46%	0.32%	3.08%	0.00%	0.61%	0.00%	5.02%	1.80%	3.22%	$4,738	34.41%

(1) Financial information is for the 12 months ended June 30, 2012.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

<u>Financial Condition</u>

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios examined in the Original Appraisal analysis (see Table 2). Relative to the Peer Group, the Company's interest-earning asset composition continued to reflect a modestly higher concentration of loans (72.0% of assets for the Company versus 68.5% for the Peer Group on average) and a lower level of cash, MBS and investments (19.1% for the Company versus 26.0% for the Peer Group). The Company's funding composition continued to rely more heavily on deposits and less heavily on borrowed funds relative to the Peer Group as well.

The Company's net worth ratio of 8.9% of assets remained below the Peer Group average ratio of 12.1%. Tangible equity-to-assets ratios for the Company and the Peer Group average equaled 8.9% and 11.8% (10.6% based on the median). On a pro forma basis, Westbury's reported and tangible equity ratios will exceed the Peer Group's average ratios based on current market conditions and the estimated offering range.

The growth rate section of Table 2 shows annual growth rates for key balance sheet items for the most recent nine month period, annualized, for the Company and the most recent twelve month period available for the Peer Group. Westbury posted an 11.8% decrease in assets, while the Peer Group reported 5.9% average asset shrinkage, respectively. Asset shrinkage for the Company continued to be realized through decreases of both the loan and cash and investments portfolios. The Company's cash and investment portfolio declined by 24.8%, while the loan portfolio decreased by 7.0%. Comparatively, the Peer Group's cash and investment portfolio decreased by 10.5%, whereas loans declined 4.0%, based on the Peer Group averages.

Equity increased by 2.2% for the Company for the most recent nine month period, annualized, and remained above the Peer Group average decline of 0.4%. As discussed in the Original Appraisal, the Company's post-conversion capital growth rate will initially be constrained by maintenance of a relatively high pro forma capital position.

<u>Income and Expense Trends</u>

Overall, the relationships between the components of the Company's earnings and the Peer Group's earnings did not change significantly since the date of the Original Appraisal. Westbury reported a net loss of 0.63% of average assets and the Peer Group reported average earnings at breakeven (median of 0.18%), respectively, based on updated financial data. As discussed in the Original Appraisal, the Company's operating loss was primarily attributable to a higher ratio for loan loss provisions and higher operating expenses, which were only partially offset by a higher ratio of net interest income and higher non-interest income, in comparison to the Peer Group.

The Company's operating results continued to reflect a lower level of interest income to average assets, while the ratio of interest expense to average assets was also lower, such that the ratio of net interest income to average assets of 3.18% remained comparable to the Peer Group average of 3.15%.

Sources of non-interest operating income continued to provide a higher contribution to the Company's earnings, with such income amounting to 1.65% for the Company and 0.70% of the Peer Group, respectively. The Company's strong non-interest operating income is supported by the large base of checking accounts, rental income from the Company's real estate operations, as well as commission income on insurance and securities and BOLI income among other factors.

The Company's operating expense ratio remains at a disadvantage in comparison to the Peer Group, based on operating expense ratios of 4.51% and 3.40%, respectively. Importantly, while the Company has sought to reduce its core expense levels through branch closures and other overhead reductions, expenses have been incurred by the cost of branch closures (i.e., chargeoff of fixed assets), as well as the cost of upgrading various aspects of Westbury's operations to meet regulatory requirements. Additionally, real estate operations expenses primarily related to the resolution of OREO properties has represented a significant cost in recent periods, but should diminish as Westbury reduces its classified assets to targeted levels.

The Company's efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) decreased to 93.4% and thus, remains less favorable to the Peer Group's ratio of 88.3%. On a post-Offering basis, the efficiency ratio may improve from the benefit of reinvesting the proceeds from the Offering.

Loan loss provisions for the Company equaled 1.05%, which continued to fall above the Peer Group average, equal to 0.90% of average assets. As stated in the Original Appraisal, the high level of loan provisions established by the Company and the Peer Group was supported by the high levels of NPAs for both the Company and the Peer Group.

Net non-operating income totaled 0.10% for Westbury, which is below the Peer Group average and median of 0.47% and 0.33%, whereas in the Original Appraisal the Company was more comparable to the Peer Group. The Company's non-operating income consisted of gains on the sale of securities and branches.

Notwithstanding the significant trailing twelve month operating loss, the Company reported a modest tax expense over the twelve months ended September 30, 2012, as compared to a tax benefit reported for the twelve months ended June 30, 2012. The nominal tax benefit reported in the Original Appraisal reflects the establishment of valuation allowances on deferred tax assets which limits the tax benefit for financial reporting purposes. The majority of the Peer Group companies appear to still be fully taxable with six companies reporting positive effective tax rates with the average rate equal to 24.69%.

3. <u>Stock Market Conditions</u>

Since the date of the Original Appraisal, the performance of the broader stock market has been mixed. Low inflation reflected in the July core consumer price index and an early-August survey showing an increase in consumer confidence contributed to a mild stock market rally in mid-August. New signs of weakness in the global economy pushed stocks lower heading into the second half of August, which was followed by a rally on growing expectations that the Federal Reserve would take further action to stimulate the economy. Escalating fears about Europe's economy push the DJIA to a four week low in late-August, which was followed by a one-day rally sparked by comments made by the Federal Reserve Chairman indicating that the Federal Reserve was prepared to further stimulate the economy if necessary. News that the European Central Bank planned to make unlimited purchases of euro member government bonds helped stocks to rally to multi-year highs in early-September, with the DJIA closing at its highest level in four years. Investors turned cautious following the disappointing job growth reflected in the August employment report, as the broader stock market traded in a narrow range going into mid-September. Stocks rallied following the Federal Reserve's mid-September announcement that it was launching an aggressive program to spur the economy through open-ended commitments to buy mortgage-backed securities, with the DJIA posting its highest close since December 2007. Following the rally, stocks traded in a narrow range and then dipped in late-September on renewed concerns over financial bailouts in the euro zone. Varied reports on euro zone debt issues provided for a trendless market to close out the third quarter of 2012.

At the start of the fourth quarter, stocks traded up on some better-than-expected economic data including reports that manufacturing activity in September expanded for the first time since May, service sector activity expanded at a higher rate in September and the September unemployment rate dropped below 8.0% to a 44-month low of 7.8%. Stocks reversed course heading into mid-October amid concerns about a slowing global economy and a disappointing start to the third quarter earnings season. Favorable readings for September retail sales and residential home construction contributed to a four day upturn in the broader stock market in mid-October, which was followed by a sell-off heading into late-October. Disappointing third quarter earnings reports posted by some blue chip stocks was noted as the primary factor driving the downturn. Some favorable readings on manufacturing activity and consumer confidence boosted stocks at the start of November, which was followed by a one-day sell-off despite the October employment report showing better-than-expected job growth. The broader market sell-off accelerated following the Presidential election, as investors began to focus on the looming "fiscal cliff" and more flare-ups in Europe's debt crisis. The NASDAQ moved into correction territory in mid-November, closing down more than 10% from mid-September highs. On November 23, 2012, the DJIA closed at 13009.68 or 2.00% lower since the date of the Original Appraisal and the NASDAQ closed at 2966.85 or 3.57% lower since the date of the Original Appraisal.

Thrift stocks traded unevenly as well since the date of the Original Appraisal, but in general outperformed the broader stock market. Thrift stocks edged higher in mid-August, as the July consumer price index indicated that inflation remained in check. Mixed economic data and positive comments from the Federal Reserve concerning further steps to bolster the economy translated into a narrow trading range for the thrift sector heading in to late-August. M&T Bank Corp.'s announced acquisition of Hudson Bancorp boosted thrift stocks in late-August, which was followed by a narrow trading range to closeout August. Thrift stocks posted healthy gains in the first week of September, as financial stocks were bolstered by the European Central Bank's unlimited bond purchase initiative and increased expectations of further stimulus action by the Federal Reserve following the weak jobs report for August. Financial stocks led the broader stock market higher in mid-September, as investors had a favorable reaction to the Federal Reserve's announcement of a third round of quantitative easing. Following the upturn, thrift stocks stabilized to close out the third quarter.

Some of the September economic data showed indications of an improving economy helped to boost thrift stocks at the start of the fourth quarter of 2012. Thrift stocks stabilized going into mid-October, and then experienced a sell-off as J.P. Morgan's and Well Fargo's third quarter earnings reports raised concerns of accelerating net interest margin contraction being experienced by financial institutions in general. An increase in residential home construction during September contributed to gains in the thrift sector in mid-October, which was followed by a slight pullback in the sector as investors reacted to mixed economic reports for third quarter GDP growth and pending sales of existing homes. Some favorable economic data boosted thrift stocks at the close of October and the start of November, which was followed by a decline with the release of the October employment report. Thrift stocks participated in the broader market sell-off following the Presidential election, as investors turned their attention to the "fiscal cliff" and the possibility that it could trigger a recession in the first half 2013. On November 23,

2012, the SNL Index for all publicly-traded thrifts closed at 544.17, an increase of 2.85% since August 17, 2012.

Relative to the SNL Index, the updated pricing measures for the Peer Group were relatively higher as compared to the Original Appraisal and showed more significant increases relative to the SNL Index for all publicly-traded thrifts. The book value based pricing measures increased in a range of 4% to 5% since the date of the Original Appraisal while the average Price/Assets ratio and market capitalization of the Peer Group increased by 8.5% and 2.5%, respectively. The change in the earnings based pricing measures was not meaningful as only five Peer Group companies reported meaningful earnings multiples on a reported basis while two reported meaningful multiples on a core basis.

Comparatively, the updated pricing measures for all publicly-traded thrifts were mixed since the date of the Original Appraisal, showing slight declines on a book and tangible book basis and higher declines on an earnings basis.

In general, the more significant increases in the Peer Group's updated pricing measures, as compared to the increase in the market cap weighted SNL index and the updated pricing measures for all publicly-traded thrifts, implies that the smaller market cap thrift stocks comprising the Peer Group outperformed the larger market cap thrift stocks since the date of the Original Appraisal.

A comparative pricing analysis of all publicly-traded thrifts, the Peer Group, and the SNL Thrift Index is shown in Table 4 below, based on market prices as of August 17, 2012 and November 23, 2012. Exhibit 1 provides pricing and financial data on all publicly-traded thrifts as of November 23, 2012.

Table 4
Westbury Bancorp, Inc.
Peer Group and Industry Average Pricing Characteristics

	At Aug. 17, 2012	At Nov. 23, 2012	% Change
Peer Group			
Price/Earnings (x)	25.40x	23.48x	(7.6)%
Price/Core Earnings (x)	22.44x	33.34x	NM
Price/Book (%)	57.10%	59.85%	4.8
Price/Tangible Book (%)	58.33%	60.98%	4.5
Price/Assets (%)	6.50%	7.05%	8.5
Avg. Mkt. Capitalization ($Mil)	$61.18	$62.71	2.5
All Publicly-Traded Thrifts			
Price/Earnings (x)	19.59x	17.43x	(11.0)%
Price/Core Earnings (x)	20.40x	20.87x	2.3
Price/Book (%)	87.04%	86.18%	(1.0)
Price/Tangible Book (%)	93.33%	92.30%	(1.1)
Price/Assets (%)	10.71%	11.04%	3.1
Avg. Mkt. Capitalization ($Mil)	$322.15	$287.41	(10.8)
Other			
SNL Thrift Index	529.08	544.17	2.9%

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 5, three standard conversions and three second-step conversions have been completed during the past three months. The three standard conversion offerings are considered to be more relevant for our analysis. The two most recent offerings were completed on November 20, 2012 (Meetinghouse Bancorp of MA) and October 10, 2012 (Hamilton Bancorp of MD) and were oversubscribed, closing at the supermaximum of their respective offering ranges. Madison County Financial of NE was completed on October 4, 2012 and closed between the minimum and the midpoint of its offering range. These three offerings closed at an average pro forma price/tangible book ratio of 59.4% and closed at an average of 24.8% above the offering price after one week of trading. Importantly, this average was skewed upward based on Madison County Financial's increase of 45.5% above the offering price after one week of trading; therefore, we found the median of 16.5% more meaningful, also considering that Meetinghouse Bancorp has been trading less than a week as of November 23, 2012.

Importantly, there are some key differences between the Company and these recent conversions. Based on the averages, the three companies had assets relatively smaller than that of the Company (average of $208 million), better asset quality (average NPAs/Assets of 1.05%), and reported more favorable measures of core profitability (average core ROAA and core ROAE of 0.4% and 1.9%). More importantly is the consideration of Westbury's history of operating losses in comparison to the earnings reported by the newly-converted companies, as well as weaker asset quality, and the presence of Westbury's regulatory agreement. The regulatory agreement places Westbury under more significant regulatory scrutiny and limits its operating flexibility. For example, Westbury is currently precluded from paying a dividend under the terms of the MOU unless prior approval is received from the OCC and the FRB and these restrictions are expected to remain in place following the completion of the Conversion. Similar restrictions were not in place for the recently converted companies.

We believe that the various positive factors of these newly-converted companies as referenced above in comparison to Westbury (i.e., more favorable pre-conversion asset quality and earnings) suggest that they should be at a premium relative to the Company's pro forma conversion pricing ratios.

Shown in Table 6 are the current pricing ratios for the fully-converted offerings completed during the past three months that trade on NASDAQ or an Exchange, which includes the three second step conversions, which typically trade at a higher level than recent standard conversion offerings. The current average P/TB ratio of the fully-converted recent conversions equaled 71.98%, based on closing stock prices as of November 23, 2012.

Table 5
Pricing Characteristics and After-Market Trends
Recent Conversions Completed in Last Three Months

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information (Excluding Foundation)				Contribution to Char. Found.		Insider Purchases (% Off Incl. Fdn.+Merger Shares): Benefit Plans				Initial	Pro Forma Data: Pricing Ratios(2)(5)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends (Closing Price:)							
Institution	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offer (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Public Off. Excl. Fdn. (%)	ESOP (%)	Recog. Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(1)	Div. Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Chge (%)	After First Week(3) ($)	% Chge (%)	After First Month(4) ($)	% Chge (%)	Thru 11/23/12 ($)	% Chge (%)
Standard Conversions																																
Meetinghouse Bancorp, Inc. - MA*	11/20/12	MTGB-OTCBB	$ 73	7.19%	1.02%	137%	$ 6.6	100%	132%	13.2%	N.A.	N.A.	8.0%	4.0%	10.0%	15.7%	0.00%	64.7%	53.8x	8.5%	0.2%	13.1%	1.2%	$10.00	$11.25	12.5%	$11.25	12.5%	$11.25	12.5%	$11.25	12.5%
Hamilton Bancorp, Inc. - MD*	10/10/12	HBK-NASDAQ	$ 316	11.22%	1.96%	42%	$ 37.0	100%	132%	3.2%	N.A.	N.A.	8.0%	4.0%	10.0%	4.3%	0.00%	57.9%	NM	10.7%	-0.2%	18.6%	-0.9%	$10.00	$11.90	19.0%	$11.65	16.5%	$11.48	14.8%	$11.38	13.8%
Madison County Financial, Inc. - NE*	10/4/12	MCBK-NASDAQ	$ 233	13.78%	0.16%	1131%	$ 31.9	100%	89%	4.8%	N.A.	N.A.	8.0%	4.0%	10.0%	11.9%	0.00%	55.7%	10.1x	12.3%	1.2%	22.2%	5.4%	$10.00	$14.89	48.9%	$14.55	45.5%	$14.36	43.6%	$14.31	43.1%
Averages - Standard Conversions:			$ 208	10.73%	1.05%	437%	$ 25.2	100%	118%	7.1%	N.A.	N.A.	8.0%	4.0%	10.0%	10.6%	0.00%	59.4%	31.9x	10.5%	0.4%	17.9%	1.9%	$10.00	$12.68	26.8%	$12.48	24.8%	$12.36	23.6%	$12.31	23.1%
Medians - Standard Conversions:			$ 233	11.22%	1.02%	137%	$ 31.9	100%	132%	4.8%	N.A.	N.A.	8.0%	4.0%	10.0%	11.9%	0.00%	57.9%	31.9x	10.7%	0.2%	18.6%	1.2%	$10.00	$11.90	19.0%	$11.65	16.5%	$11.48	14.8%	$11.38	13.8%
Second Step Conversions																																
Polonia Bancorp, Inc., - PA*	11/13/12	PBCP-NASDAQ	$ 258	10.83%	0.81%	66%	$ 16.2	58%	132%	7.7%	N.A.	N.A.	6.8%	3.4%	8.4%	1.6%	0.00%	68.1%	NM	10.4%	-0.1%	15.2%	-0.8%	$8.00	$7.90	-1.3%	$8.05	0.6%	$8.12	1.5%	$8.12	1.5%
Malvern Bancorp, Inc., - PA*	10/12/12	MLVF-NASDAQ	$ 654	9.52%	2.27%	75%	$ 36.4	55%	132%	4.2%	N.A.	N.A.	0.0%	0.0%	0.0%	0.7%	0.00%	67.5%	134.24	9.5%	0.1%	14.1%	0.5%	$10.00	$11.00	10.0%	$10.73	7.3%	$10.65	6.5%	$10.31	3.1%
LaPorte Bancorp, Inc., - IN*	10/5/12	LPSB-NASDAQ	$ 479	12.06%	1.70%	59%	$ 27.1	55%	113%	4.9%	N.A.	N.A.	8.0%	4.0%	10.0%	0.8%	2.00%	69.1%	14.11	9.9%	0.7%	14.6%	4.4%	$8.00	$8.80	10.0%	$8.65	8.1%	$8.70	8.7%	$8.75	9.4%
Averages - Second Step Conversions:			$ 464	10.80%	1.59%	67%	$ 26.5	56%	126%	5.6%	N.A.	N.A.	4.9%	2.5%	6.1%	1.0%	0.67%	68.2%	74.2x	9.9%	0.2%	14.6%	1.4%	$8.67	$9.23	6.3%	$9.14	5.4%	$9.16	5.6%	$9.06	4.7%
Medians - Second Step Conversions:			$ 479	10.83%	1.70%	66%	$ 27.1	55%	132%	4.9%	N.A.	N.A.	6.8%	3.4%	8.4%	0.8%	0.00%	68.1%	74.2x	9.9%	0.1%	14.6%	0.5%	$8.00	$8.80	10.0%	$8.65	7.3%	$8.70	6.5%	$8.75	3.1%
Averages - All Conversions:			$ 336	10.77%	1.40%	252%	$ 25.9	78%	122%	6.3%	N.A.	N.A.	6.5%	3.2%	8.1%	5.8%	0.33%	63.8%	53.0x	10.2%	0.3%	16.3%	1.6%	$9.33	$10.96	16.5%	$10.81	15.1%	$10.76	14.6%	$10.69	13.9%
Medians - All Conversions:			$ 287	11.03%	1.70%	71%	$ 29.5	79%	132%	4.8%	N.A.	N.A.	8.0%	4.0%	10.0%	2.9%	0.00%	66.1%	33.9x	10.1%	0.1%	14.9%	0.9%	$10.00	$11.13	11.3%	$10.99	10.3%	$10.95	10.6%	$10.78	10.9%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) As a percent of MHC offering for MHC transactions.
(2) Does not take into account the adoption of SOP 93-6.
(3) Latest price if offering is less than one week old.
(4) Latest price if offering is more than one week but less than one month old.
(5) Mutual holding company pro forma data on full conversion basis.
(6) Simultaneously completed acquisition of another financial institution.
(7) Simultaneously converted to a commercial bank charter.
(8) Former credit union.

November 23, 2012

Table 6
Market Pricing Comparatives
As of November 23, 2012

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)				Reported		Core	
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang. Eq./ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
All Public Companies(7)																				
Averages	$13.15	$287.41	$0.25	$15.21	17.43x	86.18%	11.04%	92.30%	20.87x	$0.21	1.57%	23.66%	$2,461	12.45%	11.84%	3.34%	0.36%	2.77%	0.13%	0.27%
Medians	$12.72	$77.41	$0.36	$14.80	15.95x	81.69%	10.65%	85.10%	19.42x	$0.12	1.07%	0.00%	$779	12.36%	11.17%	2.48%	0.49%	3.78%	0.33%	2.68%
Comparable Group																				
Averages	$10.57	$47.55	$0.28	$15.20	13.62x	69.37%	12.17%	71.98%	14.90x	$0.05	0.58%	8.74%	$413	17.45%	16.93%	2.31%	0.44%	2.28%	0.34%	1.72%
Medians	$10.31	$45.69	$0.07	$14.81	13.62x	69.11%	10.83%	69.62%	14.90x	$0.00	0.00%	0.00%	$347	16.08%	15.20%	1.89%	0.12%	0.89%	0.07%	0.50%
Comparable Group																				
HBK Hamilton Bancorp, Inc. of MD	$11.38	$42.14	($0.16)	$18.05	NM	63.05%	12.14%	65.93%	NM	$0.00	0.00%	NM	$347	19.25%	18.57%	1.89%	-0.09%	-0.46%	-0.17%	-0.89%
LPSB LaPorte Bancorp, Inc. of IN	$8.75	$53.80	$0.57	$13.00	14.34x	67.31%	10.83%	75.63%	15.35x	$0.16	1.83%	26.23%	$497	16.08%	14.58%	1.86%	0.75%	4.68%	0.70%	4.36%
MCBK Madison County Financial of NE	$14.31	$45.69	$0.99	$18.40	12.89x	77.77%	17.57%	79.63%	14.45x	$0.00	0.00%	0.00%	$260	22.60%	22.18%	NA	1.36%	6.03%	1.22%	5.40%
MLVF Malvern Bancorp, Inc. of PA	$10.31	$67.62	$0.07	$14.81	NM	69.62%	9.81%	69.62%	NM	$0.11	1.07%	NM	$689	14.10%	14.10%	3.17%	0.12%	0.89%	0.07%	0.50%
PBCP Polonia Bancorp, Inc. of PA	$8.12	$28.51	($0.09)	$11.75	NM	69.11%	10.51%	69.11%	NM	$0.00	0.00%	0.00%	$271	15.20%	15.20%	NA	0.04%	0.28%	-0.12%	-0.78%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Summary of Adjustments

In the Original Appraisal, we made the following valuation adjustments to the Company's pro forma market value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	No Adjustment
Primary Market Area	Slight Upward
Dividends	Slight Downward
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

In examining the valuation adjustments made relative to the Peer Group in the Original Appraisal, we noted that the Bank's assets, loans and deposits have continued to decline, indicating a reduction in earnings potential for the balance sheet. Also, the updated trailing twelve month recent operating results have slightly improved compared to the data shown in the Original Appraisal. However, these changes were not deemed significant enough to warrant a change in the valuation parameters for financial condition or earnings prospects relative to the adjustments made in the Original Appraisal. Additionally, the other valuation adjustments relative to the Peer Group were unchanged including the parameters concerning asset growth, primary market area, dividends, liquidity, management and effect of government regulation and regulatory reform.

The most significant new information which we evaluated pertains to the changes in the general market for thrift stocks, which was mixed since the date of the Original Appraisal, as indicated by the increase recorded in the SNL Index for all publicly-traded thrifts and the generally lower updated pricing measures for all publicly-traded thrifts. Comparatively, the updated pricing measures indicated lower earnings multiples, on average, for the Peer Group, and higher book value and assets ratios since the date of the Original Appraisal. The two most recent standard conversion offerings closed their conversion transactions at the supermaximum of their respective offering ranges, while the third conversion closed just above the minimum, at a median pro forma P/TB ratio of 57.9% and reflected a median price increase of 13.8% from their IPO prices as of November 23, 2012.

Overall, taking into account the foregoing factors, we believe that an increase in Westbury's estimated pro market value as set forth in the Original Appraisal is appropriate.

Valuation Approaches

In applying the pro forma market value approach to valuation promulgated by the Federal and state regulatory agencies, we considered the three key pricing ratios in valuing Westbury's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Westbury's prospectus for reinvestment rate, effective tax rate, offering expenses and stock benefit plan assumptions (summarized in Exhibits 2 and 3). In our estimate of value herein, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, taking into account the valuation adjustments noted in the Original Appraisal.

Based on the application of the three valuation approaches, incorporating the relative peer group valuation adjustments above, RP Financial concluded as of November 23, 2012, an increase in the aggregate pro forma market value of Westbury's conversion stock is appropriate. Therefore, as of November 23, 2012, the estimated aggregate pro forma value of the shares to be issued immediately following the conversion, including shares to be issued to the Foundation, has been increased to $38,885,000 at the midpoint, equal to 3,888,500 shares offered at a per share value of $10.00. The $10.00 per share price was determined by the Westbury Board.

In arriving at this valuation conclusion, we have continued to evaluate each of the three pricing ratios and give similar weight to each approach as in our Original Appraisal. These are discussed below.

P/E Approach. The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company reported a loss equal to $3.7 million for the twelve months ended September 30, 2012, while core operating losses, assuming that non-operating gains on sale are excluded on a tax-effected basis, are equal to $4.1 million.

As examined in the Original Appraisal, five of the ten Peer Group also reported trailing twelve month operating losses, while the remaining five Peer Group companies reported modest operating returns such that only five Peer Group companies reported a meaningful Price/Earnings multiple. Moreover, the Peer Group's core earnings were higher such that only two Peer Group companies reported meaningful core earnings multiples. At the same time, we have given consideration to the future impact of recent branch closures and expense provisions on the Company's profitability and taken into account management's belief that loan loss provisions may be lower in the future which may provide the impetus for future earnings growth. In this regard, the Company reported positive income equal to $575,000 for the nine months ended September 30, 2012 (0.13% of assets on an annualized basis). In summary, we have primarily relied on the remaining valuation approaches to derive the Company's pro forma market value, but have given consideration to recent favorable earnings trends and impact of cost reductions as the benefits are fully realized into earnings for Westbury in evaluating the appropriate pro forma P/B, P/TB and P/A ratios.

P/B Approach. The application of the P/B valuation method requires calculating Westbury's pro forma market value by applying a valuation P/B ratio to the Company's pro forma book value. As before, we also examine the price/tangible book ratio ("P/TB"), adjusting for the impact of intangible assets for the Peer Group. As shown in Table 7, based on the $38.89 million midpoint valuation, Westbury's P/B ratio of 49.73% was discounted by 16.9% relative to the Peer Group's average P/B of 59.85%, as compared to a midpoint discount of 17.9% in the Original Appraisal. Westbury's P/TB ratio of 49.73% was at a discount of 18.5% relative to the Peer Group's average P/TB of 60.98%, as compared to the midpoint discount of 19.7% in the Original Appraisal. In comparison to the Peer Group median pricing ratios, based on the $38.89 million midpoint valuation, Westbury's P/B ratio of 49.73% was discounted by

Table 7
Public Market Pricing Versus Peer Group
Westbury Bancorp, Inc.
As of November 23, 2012

		Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)								
		Price/ Share(1)	Market Value	Core 12 Month EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/Core	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	Tang. Eq./ Assets	NPAs/ Assets	Reported ROA	Reported ROE	Core ROA	Core ROE	Offering Size
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($Mil)
Westbury Bancorp, Inc.																						
Supermaximum		$10.00	$51.43	($0.91)	$17.32	NM	57.74%	9.04%	57.74%	NM	$0.00	0.00%	0.00%	$569	15.66%	15.66%	3.39%	-0.75%	-4.82%	-0.82%	-5.23%	50.92
Maximum		$10.00	$44.72	($1.02)	$18.61	NM	53.73%	7.95%	53.73%	NM	$0.00	0.00%	0.00%	$563	14.79%	14.79%	3.43%	-0.75%	-5.07%	-0.81%	-5.50%	44.28
Midpoint		$10.00	$38.89	($1.16)	$20.11	NM	49.73%	6.97%	49.73%	NM	$0.00	0.00%	0.00%	$558	14.02%	14.02%	3.46%	-0.74%	-5.31%	-0.81%	-5.78%	38.50
Minimum		$10.00	$33.05	($1.35)	$22.12	NM	45.21%	5.98%	45.21%	NM	$0.00	0.00%	0.00%	$553	13.23%	13.23%	3.49%	-0.74%	-5.59%	-0.81%	-6.09%	32.73
All Public Companies(7)																						
Averages		$13.15	$287.41	$0.25	$15.21	17.43x	86.18%	11.04%	92.30%	20.87x	$0.21	1.57%	23.66%	$2,461	12.45%	11.84%	3.34%	0.36%	2.77%	0.13%	0.27%	
Median		$12.72	$77.41	$0.36	$14.80	15.95x	81.69%	10.65%	85.10%	19.42x	$0.12	1.07%	0.00%	$779	12.36%	11.17%	2.48%	0.49%	3.78%	0.33%	2.68%	
All Non-MHC State of WI(7)																						
Averages		$4.97	$110.78	$0.02	$8.21	31.85x	62.78%	6.65%	62.94%	NM	$0.04	0.97%	61.54%	$1,509	10.61%	10.58%	2.60%	0.14%	1.25%	0.00%	0.01%	
Medians		$4.97	$110.78	$0.02	$8.21	31.85x	62.78%	6.65%	62.94%	NM	$0.04	0.97%	61.54%	$1,509	10.61%	10.58%	2.60%	0.14%	1.25%	0.00%	0.01%	
Comparable Group Averages																						
Averages		$6.06	$62.71	($0.30)	$10.11	23.46x	59.85%	7.05%	60.98%	33.34x	$0.04	0.76%	12.60%	$944	12.04%	11.83%	4.24%	-0.04%	-1.12%	-0.34%	-4.09%	
Medians		$5.08	$51.85	$0.02	$9.36	21.43x	58.78%	6.12%	61.49%	33.34x	$0.00	0.00%	0.00%	$712	10.61%	10.58%	3.99%	0.19%	1.83%	0.00%	-0.21%	
State of Wisconsin																						
BKMU	Bank Mutual Corp of WI	$4.14	$191.79	($0.05)	$5.87	31.85x	70.53%	7.72%	70.53%	NM	$0.08	1.93%	61.54%	$2,485	11.07%	11.06%	3.05%	0.24%	2.21%	-0.09%	-0.85%	
CZWI	Citizens Comm Bncorp Inc of WI	$5.80	$29.77	$0.09	$10.54	NM	55.03%	5.58%	55.34%	NM	$0.00	0.00%	NM	$533	10.14%	10.09%	2.15%	0.03%	0.29%	0.09%	0.87%	
Comparable Group																						
BKMU	Bank Mutual Corp of WI	$4.14	$191.79	($0.05)	$5.87	31.85x	70.53%	7.72%	70.53%	NM	$0.08	1.93%	61.54%	$2,485	11.07%	11.06%	3.05%	0.24%	2.21%	-0.09%	-0.85%	
CITZ	CFS Bancorp, Inc of Munster IN	$6.29	$68.41	($0.98)	$9.94	NM	63.28%	6.12%	63.28%	NM	$0.04	0.64%	NM	$1,119	9.66%	9.66%	6.53%	-0.82%	-8.86%	-0.93%	-9.98%	
CZWI	Citizens Comm Bncorp Inc of WI	$5.80	$29.77	$0.09	$10.54	NM	55.03%	5.58%	55.34%	NM	$0.00	0.00%	0.00%	$533	10.14%	10.09%	2.15%	0.03%	0.29%	0.09%	0.87%	
FCLF	First Clover Leaf Fin Cp of IL	$6.00	$45.64	$0.15	$10.36	21.43x	57.92%	8.26%	68.26%	NM	$0.24	4.00%	NM	$552	14.27%	12.38%	3.78%	0.38%	2.72%	0.21%	1.46%	
FFNM	First Fed of N. Michigan of MI	$4.36	$12.57	$0.11	$8.77	18.17x	49.71%	5.85%	50.11%	39.64x	$0.00	0.00%	0.00%	$215	11.77%	11.68%	3.73%	0.32%	2.78%	0.15%	1.27%	
HMNF	HMN Financial, Inc. of MN	$2.80	$12.39	($1.66)	$7.83	NM	35.76%	1.92%	35.76%	NM	$0.00	0.00%	NM	$644	9.30%	9.30%	7.38%	-0.78%	-9.40%	-1.01%	-12.20%	
HFBC	HopFed Bancorp, Inc. of KY	$8.11	$60.85	$0.30	$13.99	14.23x	57.97%	6.11%	58.14%	27.03x	$0.08	0.99%	14.04%	$997	12.37%	12.33%	1.99%	0.41%	3.58%	0.22%	1.88%	
PVFC	PVF Capital Corp. of Solon OH	$2.24	$58.06	($0.30)	$2.81	NM	79.72%	7.45%	79.72%	NM	$0.00	0.00%	0.00%	$779	9.35%	9.35%	4.98%	0.13%	1.47%	-0.98%	-11.03%	
UCFC	United Community Fin. of OH	$3.11	$102.29	($0.72)	$5.22	NM	59.58%	5.59%	59.69%	NM	$0.00	0.00%	NM	$1,831	9.38%	9.36%	4.57%	-0.77%	-8.14%	-1.20%	-12.74%	
WBKC	Wolverine Bancorp, Inc. of MI	$17.75	$45.30	$0.11	$25.74	31.70x	68.96%	15.93%	68.96%	NM	$0.00	0.00%	0.00%	$284	23.11%	23.11%	4.19%	0.49%	2.19%	0.10%	0.43%	

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

15.4% relative to the Peer Group's median P/B of 58.78%, as compared to a midpoint discount of 17.9% in the Original Appraisal. Westbury's P/TB ratio of 49.73% at the midpoint valuation was at a discount of 19.1% relative to the Peer Group's median P/TB of 61.49%, as compared to the midpoint discount of 18.2% in the Original Appraisal. At the top of the super range, the Company's P/B and P/TB ratios equaled 57.74% and were discounted by 3.5% and 5.3% relative to the Peer Group P/B and P/TB averages and by 1.8% and 6.1% relative to the Peer Group P/B and P/TB medians. In the Original Appraisal, the Company's P/B and P/TB ratios at the top of the super range equaled 54.79% and were discounted by 4.1% and 4.0% relative to the Peer Group P/B and P/TB averages and by 4.0% and 4.4% relative to the Peer Group medians.

<u>P/A Approach</u>. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the $38.89 million midpoint valuation, Westbury's value equaled 6.97% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 7.05%, which implies a discount of 1.1%, as compared to a discount of 5.5% in the Original Appraisal. In comparison to the median price/assets ratio of the Peer Group of 6.12%, at the $38.89 million midpoint valuation, the Company's value implied a premium of 13.9%, as compared to a premium of 10.0% in the Original Appraisal.

<u>Valuation Conclusion</u>

We have concluded that the Company's estimated pro forma market value should be increased since the date of the Original Appraisal. Based on the foregoing, it is our opinion, as of November 23, 2012, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including shares to be issued to the Foundation, equaled $38,885,000 at the midpoint, equal to 3,888,500 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $33,052,250 and a maximum value of $44,717,750. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 3,305,225 at the minimum and 4,471,775 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $51,425,418 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 5,142,541. Based on this updated valuation range, the offering range is as follows: $32,725,000 at the minimum, $38,500,000 at the midpoint, $44,275,000 at the maximum and $50,916,250 at the supermaximum. Based on the $10.00 per share offering price, the number of offering shares is as follows: 3,272,500 at the minimum, 3,850,000 at the midpoint, 4,427,500 at the maximum and 5,091,625 at the supermaximum. The pro forma valuation calculations relative to the Peer Group are shown in Table 7 and are detailed in Exhibit 2 and Exhibit 3.

Respectfully submitted,
RP® FINANCIAL, LC.

James P. Hennessey
Director

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices: As of November 23, 2012

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1-A
Weekly Thrift Market Line - Part One
Prices As Of November 23, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(113)	13.15	23,654	287.4	14.57	9.99	12.90	1.73	28.99	22.74	0.62	0.25	15.21	14.35	130.36
NYSE Traded Companies(5)	13.55	154,828	2,027.2	15.09	8.70	13.01	4.10	58.87	59.42	0.92	-1.48	14.08	11.36	159.18
NASDAQ Listed OTC Companies(108)	13.14	17,287	203.0	14.55	10.05	12.89	1.62	27.54	20.96	0.61	0.33	15.26	14.50	128.96
California Companies(5)	13.91	9,186	155.8	15.35	9.42	13.44	2.78	25.92	23.19	0.80	0.63	12.38	12.07	155.44
Florida Companies(1)	14.58	120,625	1,758.7	16.22	9.40	14.22	2.53	45.80	45.80	0.49	-0.81	10.43	10.29	136.87
Mid-Atlantic Companies(34)	13.19	36,526	437.9	14.82	10.62	12.83	2.47	20.24	12.42	0.61	0.53	15.08	13.74	130.51
Mid-West Companies(29)	11.32	16,171	159.5	12.43	8.21	11.25	0.45	40.33	36.70	0.67	-0.11	14.77	14.03	134.44
New England Companies(18)	15.88	28,857	363.3	18.00	12.84	15.59	1.69	18.05	13.25	0.78	0.70	16.34	15.06	136.21
North-West Companies(7)	11.57	24,949	338.0	12.33	6.96	11.18	3.38	28.90	23.17	0.98	0.01	13.99	13.36	110.38
South-East Companies(14)	12.70	7,603	95.3	13.90	9.69	12.46	1.93	36.56	24.09	0.02	-0.20	16.12	16.03	112.93
South-West Companies(2)	18.76	6,547	141.9	19.60	12.02	18.63	0.74	53.21	44.35	0.62	0.00	18.88	18.88	145.46
Western Companies (Excl CA)(3)	14.36	5,790	104.3	15.27	11.85	14.15	0.97	23.21	18.19	0.92	0.61	16.70	16.59	122.59
Thrift Strategy(108)	12.85	20,848	252.1	14.30	9.82	12.61	1.72	29.41	23.00	0.56	0.26	15.05	14.25	128.00
Mortgage Banker Strategy(1)	15.69	10,691	167.7	16.02	9.06	15.14	3.63	70.54	68.35	0.80	-0.99	13.41	13.41	120.38
Real Estate Strategy(1)	2.24	25,919	58.1	2.57	1.47	2.27	-1.32	49.33	52.38	0.04	-0.30	2.81	2.81	30.06
Diversified Strategy(2)	27.64	178,157	2,257.5	29.35	22.44	26.84	2.63	14.21	6.62	1.89	1.09	29.83	24.81	285.06
Companies Issuing Dividends(69)	14.01	32,465	401.2	15.57	10.97	13.75	1.76	23.61	18.43	0.84	0.59	15.48	14.24	135.99
Companies Without Dividends(44)	11.75	9,256	101.5	12.95	8.38	11.51	1.69	37.78	29.78	0.26	-0.30	14.76	14.54	121.17
Equity/Assets <6%(4)	2.18	3,152	7.6	7.11	1.09	2.23	-1.16	32.49	-22.37	-1.98	-2.09	7.07	7.07	205.25
Equity/Assets 6-12%(50)	13.64	17,422	189.8	15.20	9.85	13.40	1.50	33.36	28.55	0.96	0.30	15.04	14.38	161.27
Equity/Assets >12%(59)	13.53	30,011	384.1	14.59	10.71	13.24	2.12	25.28	21.24	0.53	0.37	15.91	14.84	100.69
Converted Last 3 Mths (no MHC)(5)	10.57	4,623	47.6	11.30	8.38	10.56	0.34	44.08	45.39	0.36	0.28	15.20	14.67	87.66
Actively Traded Companies(2)	39.55	54,152	932.1	50.38	29.57	38.75	1.45	31.95	23.95	3.72	3.42	30.26	29.05	339.41
Market Value Below $20 Million(8)	3.40	3,454	10.9	6.69	2.22	3.43	-0.57	21.60	-5.35	-1.06	-1.14	8.60	8.56	159.47
Holding Company Structure(96)	12.50	25,317	299.6	13.81	9.57	12.26	1.69	28.95	22.00	0.53	0.19	14.79	13.83	127.67
Assets Over $1 Billion(47)	15.40	47,859	603.5	17.07	11.38	15.01	2.50	34.53	25.65	0.98	0.34	15.46	14.00	142.77
Assets $500 Million-$1 Billion(31)	10.01	8,212	68.9	11.45	7.88	9.80	1.34	26.14	18.15	0.05	-0.09	13.37	12.87	118.10
Assets $250-$500 Million(31)	13.67	2,973	40.0	14.63	10.58	13.53	1.14	26.20	25.45	0.72	0.50	17.42	17.05	131.58
Assets less than $250 Million(4)	7.32	5,881	22.7	8.93	5.58	7.53	0.04	6.25	4.77	0.16	0.08	10.63	10.61	71.15
Goodwill Companies(64)	12.42	31,847	379.3	13.72	9.69	12.18	1.88	26.01	16.92	0.71	0.36	15.07	13.59	132.53
Non-Goodwill Companies(47)	14.30	12,625	164.0	15.93	10.48	14.02	1.53	33.26	30.42	0.54	0.12	15.44	15.44	129.60
Acquirors of FSLIC Cases(1)	16.30	106,178	1,730.7	18.42	12.35	16.24	0.37	31.56	16.51	1.30	0.71	17.89	15.48	117.47

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 23, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	Price Change Data: % Change From Last Week (%)	Price Change Data: % Change From 52 Wks Ago(2) (%)	Price Change Data: % Change From MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	Current Per Share Financials: 12 Mo. Core EPS(3) ($)	Current Per Share Financials: Book Value/ Share ($)	Current Per Share Financials: Tangible Book Value/ Share(4) ($)	Current Per Share Financials: Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(21)	9.86	40,121	143.3	11.27	7.85	9.73	1.35	21.63	24.52	0.35	0.25	8.53	8.04	71.97
NASDAQ Listed OTC Companies(21)	9.86	40,121	143.3	11.27	7.85	9.73	1.35	21.63	24.52	0.35	0.25	8.53	8.04	71.97
Mid-Atlantic Companies(13)	9.81	30,055	138.0	11.44	8.03	9.72	1.18	16.04	18.03	0.38	0.36	8.67	8.23	80.29
Mid-West Companies(4)	7.43	116,007	250.3	8.38	5.69	7.34	1.49	43.63	58.29	0.22	-0.29	6.45	5.81	39.75
New England Companies(2)	10.62	14,431	85.4	11.50	8.06	10.21	2.58	18.40	17.19	0.33	0.21	9.02	8.16	84.16
South-East Companies(2)	13.04	12,381	72.0	14.40	9.81	12.91	0.87	25.43	20.12	0.41	0.44	10.33	10.18	58.17
Thrift Strategy(21)	9.86	40,121	143.3	11.27	7.85	9.73	1.35	21.63	24.52	0.35	0.25	8.53	8.04	71.97
Companies Issuing Dividends(10)	11.31	20,248	122.9	12.93	9.15	11.27	0.52	12.01	11.06	0.49	0.51	9.56	9.04	80.19
Companies Without Dividends(11)	8.25	62,202	165.9	9.42	6.41	8.03	2.27	32.32	39.47	0.19	-0.03	7.39	6.94	62.84
Equity/Assets <6%(1)	10.80	2,618	9.7	11.00	8.80	10.40	3.85	11.00	21.21	0.69	0.65	10.67	9.21	183.10
Equity/Assets 6-12%(10)	9.94	25,252	134.6	11.73	7.38	9.84	1.30	37.21	44.62	0.41	0.20	8.34	8.10	82.11
Equity/Assets >12%(10)	9.67	59,158	166.8	10.84	8.22	9.55	1.11	7.24	4.78	0.25	0.26	8.49	7.86	49.48
Holding Company Structure(19)	10.04	42,714	153.2	11.52	7.96	9.93	1.18	21.89	25.53	0.36	0.25	8.77	8.22	75.15
Assets Over $1 Billion(10)	10.43	77,258	277.7	11.79	8.52	10.14	2.55	24.98	27.37	0.30	0.08	7.66	7.13	61.67
Assets $500 Million-$1 Billion(4)	10.47	6,672	22.7	13.25	7.96	10.72	-0.17	40.27	43.39	0.55	0.54	8.83	8.83	94.92
Assets $250-$500 Million(6)	8.93	6,534	21.4	9.84	6.90	8.84	0.53	11.46	16.21	0.35	0.37	9.85	9.40	83.22
Assets less than $250 Million(1)	8.45	7,762	26.4	9.26	7.25	8.45	0.00	-3.43	-7.95	0.23	0.23	7.61	5.74	28.31
Goodwill Companies(14)	9.36	58,228	206.6	10.61	7.72	9.14	1.97	17.40	19.92	0.28	0.13	8.01	7.23	69.26
Non-Goodwill Companies(7)	10.70	9,081	34.7	12.41	8.07	10.75	0.28	28.89	32.39	0.46	0.46	9.44	9.44	76.61
MHC Institutions(21)	9.86	40,121	143.3	11.27	7.85	9.73	1.35	21.63	24.52	0.35	0.25	8.53	8.04	71.97

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 23, 2012

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	9.48	98,418	933.0	11.08	6.58	9.08	4.41	41.92	11.66	0.49	0.44	13.16	11.28	173.12
EVER	EverBank Financial Corp. of FL*	14.58	120,625	1,758.7	16.22	9.40	14.22	2.53	45.80	45.80	0.49	-0.81	10.43	10.29	136.87
FBC	Flagstar Bancorp, Inc. of MI*	16.66	55,828	930.1	16.83	4.55	15.82	5.31	173.11	229.90	1.41	-8.92	17.76	17.76	266.88
NYCB	New York Community Bcrp of NY*	12.90	439,114	5,664.6	15.05	11.26	12.55	2.79	13.96	4.28	1.13	0.85	12.85	7.22	100.42
PFS	Provident Fin. Serv. Inc of NJ*	14.12	60,157	849.4	16.25	11.72	13.39	5.45	19.56	5.45	1.08	1.02	16.20	10.25	118.60
NASDAQ Listed OTC Companies															
ASBB	ASB Bancorp, Inc. of NC*	15.22	5,585	85.0	16.40	11.40	14.68	3.68	32.12	30.09	-0.02	-0.48	20.99	20.99	138.30
ALLB	Alliance Bancorp, Inc. of PA*	12.31	5,339	65.7	12.80	9.75	12.68	-2.92	22.49	14.30	0.51	0.61	15.28	15.28	87.04
ANCB	Anchor Bancorp of Aberdeen, WA*	13.16	2,550	33.6	13.95	5.50	12.10	8.76	121.18	112.26	0.11	-0.25	21.35	21.35	182.80
AFCB	Athens Bancshares, Inc. of TN*	16.56	2,431	40.3	19.35	11.11	16.01	3.44	39.63	38.00	1.13	0.63	19.98	19.86	120.45
ACFC	Atlantic Coast Fin. Corp of GA*	2.16	2,629	5.7	3.44	0.87	2.05	5.37	134.78	-24.21	-3.82	-4.98	16.73	16.72	296.13
BLMT	BSB Bancorp, Inc. of MA*	11.81	9,173	108.3	13.47	10.10	11.36	3.96	16.35	12.05	-0.05	-0.02	14.47	14.47	89.64
BKMU	Bank Mutual Corp of WI*	4.14	46,326	191.8	4.75	2.97	4.07	1.72	37.09	30.19	0.13	-0.05	5.87	5.87	53.64
BFIN	BankFinancial Corp. of IL*	7.05	21,073	148.6	9.24	5.25	6.88	2.47	29.36	27.72	-2.33	-2.36	9.40	9.24	71.18
BNCL	Beneficial Mut MHC of PA(42.9)	9.25	79,297	333.6	10.20	7.98	8.96	3.24	13.64	10.65	0.20	0.21	8.02	6.34	60.77
BHLB	Berkshire Hills Bancorp of MA*	22.50	22,213	499.8	24.49	18.38	21.86	2.93	20.00	1.40	1.46	1.87	26.60	15.86	208.63
BOFI	Bofi Holding, Inc. Of CA*	27.06	12,813	346.7	28.44	15.48	26.02	4.00	74.58	66.52	2.40	1.64	16.36	16.36	204.27
BYFC	Broadway Financial Corp. of CA*	0.87	1,860	1.6	3.20	0.76	0.87	0.00	-51.67	-44.23	-0.13	0.84	1.21	1.21	206.60
CITZ	CFS Bancorp, Inc of Munster IN*	6.29	10,876	68.4	6.43	4.11	6.32	-0.47	38.24	45.94	-0.87	-0.98	9.94	9.94	102.86
CMSB	CMS Bancorp Inc of W Plains NY(8)*	8.00	1,863	14.9	9.20	6.50	8.00	0.00	8.84	-1.72	-0.20	-0.31	11.76	11.76	138.89
CBNJ	Cape Bancorp, Inc. of NJ*	8.68	13,338	115.8	9.80	7.00	8.25	5.21	23.12	10.57	0.15	0.24	11.32	9.61	78.22
CFFN	Capitol Federal Fin Inc. of KS*	11.82	155,380	1,836.6	12.27	10.76	11.76	0.51	9.34	2.43	0.48	0.48	11.63	11.63	60.36
CARV	Carver Bancorp, Inc. of NY*	2.87	3,695	10.6	18.00	1.10	2.80	2.50	2.50	-65.38	-2.68	-2.55	2.51	2.51	172.74
CFBK	Central Federal Corp. of OH*	1.30	15,825	20.6	5.00	1.16	1.23	5.69	-58.20	-58.06	-0.32	-0.35	1.54	1.54	14.04
CHFN	Charter Fin Corp MHC GA (37.2)	9.32	18,337	106.8	10.50	8.60	9.27	0.54	1.97	0.65	0.19	0.26	7.61	7.30	57.23
CHEV	Cheviot Financial Corp. of OH*	9.27	7,597	70.4	9.92	8.01	8.95	3.58	-1.07	6.80	0.46	0.33	14.13	12.67	83.38
CBNK	Chicopee Bancorp, Inc. of MA*	14.17	5,463	77.4	15.27	13.00	13.70	3.43	1.94	0.50	0.34	0.32	16.35	16.35	111.29
CZWI	Citizens Comm Bncorp Inc of WI*	5.80	5,133	29.8	6.28	4.51	5.60	3.57	25.54	13.06	0.03	0.09	10.54	10.48	103.91
CSBK	Clifton Svg Bp MHC of NJ(35.8)	10.34	26,139	99.3	11.35	9.06	10.18	1.57	12.03	11.42	0.29	0.25	7.15	7.15	39.64
COBK	Colonial Financial Serv. of NJ*	12.76	3,923	50.1	13.50	11.50	12.76	0.00	3.32	2.41	0.04	-0.02	17.89	17.89	160.67
CFFC	Community Fin. Corp. of VA(8)*	5.36	4,362	23.4	6.18	2.45	5.31	0.94	78.67	63.41	0.31	0.31	8.98	8.98	111.45
DCOM	Dime Community Bancshars of NY*	13.48	35,598	479.9	15.01	10.80	13.01	3.61	22.99	6.98	1.30	1.30	10.89	9.32	111.08
ESBF	ESB Financial Corp. of PA*	12.58	14,666	184.5	14.71	11.70	12.63	-0.40	5.63	-10.59	1.02	1.02	13.45	10.59	133.93
ESSA	ESSA Bancorp, Inc. of PA*	9.98	13,230	132.0	11.41	9.34	9.75	2.36	-1.67	-4.68	0.02	0.29	13.26	12.35	107.24
EBMT	Eagle Bancorp Montanta of MT*	10.30	3,879	40.0	10.85	9.69	10.30	0.00	6.19	4.57	0.56	0.17	13.92	13.92	82.51
FSBW	FS Bancorp, Inc. of WA*	12.95	3,240	42.0	12.99	9.90	12.00	7.92	29.50	29.50	1.74	1.34	18.32	18.32	105.31
FFCO	FedFirst Financial Corp of PA*	15.99	2,864	45.8	16.27	12.66	15.37	4.03	16.29	16.72	0.62	0.55	20.53	20.13	112.30
FSBI	Fidelity Bancorp, Inc. of PA(8)*	21.38	3,071	65.7	22.75	8.60	20.84	2.59	127.45	112.74	0.13	0.09	15.03	14.17	210.71
FCAP	First Capital, Inc. of IN*	20.01	2,785	55.7	21.95	17.67	19.99	0.10	11.10	7.99	1.34	1.27	18.71	16.78	164.58
FCLF	First Clover Leaf Fin Cp of IL*	6.00	7,606	45.6	7.50	5.69	6.34	-5.36	-0.99	-1.64	0.28	0.15	10.36	8.79	72.60
FBNK	First Connecticut Bncorp of CT*	13.60	17,987	244.6	14.21	12.21	13.32	2.10	10.21	4.53	-0.04	-0.07	13.47	13.47	97.63
FDEF	First Defiance Fin. Corp of OH*	16.81	9,729	163.5	18.06	13.35	16.21	3.70	18.88	15.22	1.62	0.94	26.22	19.38	211.29
FFNM	First Fed of N. Michigan of MI*	4.36	2,884	12.6	5.00	2.73	4.25	2.59	34.15	52.45	0.24	0.11	8.77	8.70	74.53
FFBH	First Fed. Bancshares of AR*	8.95	19,303	172.8	10.74	4.30	8.40	6.55	80.08	107.18	-0.90	-0.91	3.58	3.58	29.71
FFNW	First Fin NW, Inc of Renton WA*	7.51	18,805	141.2	8.35	5.31	7.46	0.67	33.39	27.29	0.11	0.12	9.84	9.84	51.74
BANC	First PacTrust Bancorp of CA*	11.79	11,773	138.8	13.34	10.00	11.32	4.15	15.93	15.02	0.18	0.94	13.57	12.48	141.83
FSFG	First Savings Fin. Grp. of IN*	19.56	2,360	46.2	19.75	16.25	18.83	3.88	14.72	15.60	1.69	1.52	27.08	23.74	248.74
FFIC	Flushing Fin. Corp. of NY*	14.50	30,904	448.1	17.01	11.23	14.30	1.40	26.42	14.81	1.08	1.09	14.28	13.74	141.74
FXCB	Fox Chase Bancorp, Inc. of PA*	15.66	12,448	194.9	16.13	12.14	15.17	3.23	26.19	23.99	0.34	0.32	14.75	14.75	86.06
FRNK	Franklin Financial Corp. of VA*	17.18	13,342	229.2	17.45	10.89	16.12	6.58	57.61	45.10	0.36	0.64	19.00	19.00	81.02
GTWN	Georgetown Bancorp, Inc. of MA*	11.00	1,940	21.3	11.95	8.33	11.25	-2.22	26.73	9.24	0.37	-0.02	15.52	15.52	109.15
GCBC	Green Co Bcrp MHC of NY (44.7)	20.53	4,185	37.2	27.13	16.69	21.50	-4.51	21.77	20.69	1.45	1.48	12.87	12.87	143.59
HFFC	HF Financial Corp. of SD*	12.80	7,056	90.3	13.25	9.22	12.86	-0.47	36.32	18.85	0.82	0.23	14.02	13.41	163.47
HMNF	HMN Financial, Inc. of MN*	2.80	4,424	12.4	3.80	1.61	3.20	-12.50	44.33	44.33	-1.28	-1.66	7.83	7.83	145.51
HBK	Hamilton Bancorp, Inc. of MD*	11.38	3,703	42.1	12.05	11.20	11.35	0.26	13.80	13.80	-0.08	-0.16	18.05	17.26	93.75
HBNK	Hampden Bancorp, Inc. of MA*	13.79	5,861	80.8	14.25	11.16	13.80	-0.07	14.92	16.86	0.55	0.47	14.85	14.85	110.25
HARL	Harleysville Svgs Fin Cp of PA*	18.86	3,769	71.1	19.48	13.80	17.30	9.02	33.47	31.52	1.32	1.32	15.63	15.63	218.29
HBOS	Heritage Fin Group, Inc of GA*	12.05	8,230	99.2	14.03	10.01	12.10	-0.41	16.65	2.12	0.69	0.42	14.80	14.26	128.18
HIFS	Hingham Inst. for Sav. of MA*	62.80	2,126	133.5	82.34	46.78	61.25	2.53	32.35	31.38	6.13	6.13	42.62	42.62	561.35
HBCP	Home Bancorp Inc. Lafayette LA*	18.39	7,512	138.1	19.95	14.99	17.44	5.45	23.26	18.65	1.20	1.03	18.66	18.35	129.70

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 23, 2012

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	MostRcnt	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
	Financial Institution	Share(1) ($)	anding (000)	ization(9) ($Mil)	High ($)	Low ($)	Week ($)	Week (%)	Ago(2) (%)	YrEnd(2) (%)	EPS(3) ($)	EPS(3) ($)	Share ($)	Share(4) ($)	Share ($)
NASDAQ Listed OTC Companies (continued)															
HFBL	Home Federal Bancorp Inc of LA*	17.60	2,778	48.9	18.12	13.58	17.73	-0.73	28.09	24.03	1.07	0.43	17.59	17.59	97.27
HMST	HomeStreet, Inc. of WA*	23.46	14,355	336.8	23.85	11.33	22.95	2.22	-46.68	-46.68	4.56	-0.62	16.67	16.64	174.71
HTBI	HomeTrust Bancshrs, Inc. of NC*	13.03	21,160	275.7	13.75	11.24	12.84	1.48	30.30	30.30	-0.76	-0.63	16.85	16.85	82.70
HFBC	HopFed Bancorp, Inc. of KY*	8.11	7,503	60.8	9.05	5.80	8.00	1.37	36.30	25.74	0.57	0.30	13.99	13.95	132.84
HCBK	Hudson City Bancorp, Inc of NJ(8)*	8.16	528,194	4,310.1	8.79	5.09	7.95	2.64	60.31	30.56	-0.30	0.62	8.92	8.63	79.32
IROQ	IF Bancorp, Inc. of IL*	13.75	4,803	66.0	13.89	11.00	13.72	0.22	24.32	22.55	0.81	0.62	18.38	18.38	107.03
ISBC	Investors Bcrp MHC of NJ(41.6)	16.87	111,906	844.3	18.90	12.73	16.29	3.56	31.18	25.15	0.79	0.73	9.37	8.97	102.59
JXSB	Jacksonville Bancorp Inc of IL*	17.25	1,922	33.2	17.99	13.57	17.25	0.00	25.45	25.45	1.86	1.30	23.20	21.78	164.18
JFBI	Jefferson Bancshares Inc of TN*	2.50	6,630	16.6	2.96	1.84	2.55	-1.96	-7.41	8.23	-0.41	-0.41	8.02	7.80	76.51
KFFB	KY Fst Fed Bp MHC of KY (38.9)	8.45	7,762	26.4	9.26	7.25	8.45	0.00	-3.43	-7.95	0.23	0.23	7.61	5.74	28.31
KRNY	Kearny Fin Cp MHC of NJ (24.0)	9.07	66,870	162.6	10.08	8.66	8.80	3.07	-0.11	-4.53	0.07	0.07	7.43	5.79	43.67
LSBI	LSB Fin. Corp. of Lafayette IN*	19.50	1,556	30.3	21.20	12.51	19.95	-2.26	46.07	44.44	0.89	0.04	24.67	24.67	228.05
LPSB	LaPorte Bancorp Inc. of IN*	8.75	6,148	53.8	9.21	5.69	8.63	1.39	46.08	44.15	0.61	0.57	13.00	11.57	80.81
LSBK	Lake Shore Bnp MHC of NY(38.7)	10.40	5,939	25.5	10.60	8.29	10.35	0.48	8.33	8.90	0.56	0.63	11.29	11.29	83.98
LABC	Louisiana Bancorp, Inc. of LA*	16.32	2,996	48.9	17.75	14.82	16.28	0.25	1.62	2.97	0.79	0.59	18.56	18.56	106.59
MSBF	MSB Fin Corp MHC of NJ (39.2)	6.00	5,048	12.8	6.84	4.26	6.05	-0.83	12.15	36.67	0.10	0.10	8.10	8.10	68.81
MCBK	Madison County Financial of NE*	14.31	3,193	45.7	15.50	14.15	14.50	-1.31	43.10	43.10	1.11	0.99	18.40	17.97	81.43
MGYR	Magyar Bancorp MHC of NJ(44.9)	4.65	5,807	12.0	5.74	2.29	4.65	0.00	72.22	89.02	0.03	-0.07	7.71	7.71	90.89
MLVF	Malvern Bancorp, Inc. of PA*	10.31	6,559	67.6	11.20	5.35	10.38	-0.67	92.71	87.80	0.13	0.07	14.81	14.81	105.05
MFLR	Mayflower Bancorp, Inc. of MA*	10.25	2,058	21.1	11.24	7.09	10.26	-0.10	26.39	31.24	0.65	0.36	10.94	10.94	122.17
EBSB	Meridian Fn Serv MHC MA (40.6)	16.73	22,333	158.1	17.98	12.07	15.91	5.15	36.79	34.38	0.55	0.20	10.42	9.81	99.38
CASH	Meta Financial Group of IA*	23.50	3,847	90.4	25.00	14.10	23.74	-1.01	59.76	41.14	4.59	2.45	27.48	26.94	397.37
NASB	NASB Fin, Inc. of Grandview MO*	20.95	7,868	164.8	25.39	9.26	20.00	4.75	108.25	95.61	2.19	-1.14	20.49	20.18	155.13
NECB	NE Comm Bncrp MHC of NY (42.5)	5.10	12,645	30.4	7.29	5.00	5.18	-1.54	-11.61	-9.09	-0.01	-0.01	8.39	8.25	35.40
NHTB	NH Thrift Bancshares of NH*	12.59	5,902	74.3	13.53	11.00	12.67	-0.63	12.91	11.42	1.17	0.49	15.59	10.49	189.49
NVSL	Naugatuck Valley Fin Crp of CT*	7.00	7,002	49.0	7.79	6.57	6.78	3.24	-1.13	3.09	-0.06	-0.22	11.52	11.52	79.69
NFSB	Newport Bancorp, Inc. of RI*	16.75	3,469	58.1	17.25	12.30	16.50	1.52	35.52	33.25	0.43	0.44	15.17	15.17	135.94
NFBK	Northfield Bcp MHC of NY(38.5)(8)	14.68	40,217	280.1	16.49	12.96	14.19	3.45	7.94	3.67	0.42	0.48	9.58	9.15	59.82
NWBI	Northwest Bancshares Inc of PA*	11.78	97,844	1,152.6	13.08	11.03	11.38	3.51	3.51	-5.31	0.64	0.64	12.01	10.23	82.25
OBAF	OBA Financial Serv. Inc of MD*	18.04	4,333	78.2	18.25	13.55	16.50	9.33	24.59	25.80	0.10	0.10	17.47	17.47	89.72
OSHC	Ocean Shore Holding Co. of NJ*	13.21	6,964	92.0	13.70	9.80	12.96	1.93	26.29	28.75	0.76	0.84	14.95	14.19	152.43
OCFC	OceanFirst Fin. Corp of NJ*	12.78	18,020	230.3	15.00	11.82	12.74	0.31	7.30	-2.22	1.19	1.03	12.19	12.19	127.88
OFED	Oconee Fed Fn Cp MHC SC (35.0)	16.75	6,424	37.2	18.30	11.01	16.55	1.21	48.89	39.58	0.63	0.62	13.05	13.05	59.10
OABC	OmniAmerican Bancorp Inc of TX*	22.67	11,435	259.2	23.20	14.13	22.52	0.67	59.54	44.39	0.50	0.28	17.91	17.91	112.12
ONFC	Oneida Financial Corp. of NY*	11.26	7,025	79.1	11.50	8.90	11.02	2.18	23.87	18.53	0.80	0.86	12.88	9.36	96.31
ORIT	Oritani Financial Corp of NJ*	14.87	45,208	672.2	15.34	12.02	14.02	6.06	22.49	16.44	0.74	0.75	11.41	11.41	61.30
PSBH	PSB Hldgs Inc MHC of CT (42.9)	4.50	6,529	12.6	5.01	4.04	4.50	0.00	0.00	0.00	0.11	0.22	7.61	6.52	68.94
PVFC	PVF Capital Corp. of Solon OH*	2.24	25,919	58.1	2.57	1.47	2.27	-1.32	49.33	52.38	0.04	-0.30	2.81	2.81	30.06
PBHC	Pathfinder BC MHC of NY (39.5)	10.80	2,618	9.7	11.00	8.80	10.40	3.85	11.00	21.21	0.69	0.65	10.67	9.21	183.10
PEOP	Peoples Fed Bancshrs Inc of MA*	16.39	6,727	110.3	17.64	13.18	16.38	0.06	21.86	15.02	0.38	0.37	16.57	16.57	83.20
PBCT	Peoples United Financial of CT*	11.90	347,580	4,136.2	13.79	11.20	11.67	1.97	2.76	-7.39	0.66	0.67	14.69	8.48	82.21
PBSK	Poage Bankshares, Inc. of KY*	12.58	3,372	42.4	12.95	10.76	12.41	1.37	16.27	15.20	0.60	0.48	18.11	18.11	94.71
PBCP	Polonia Bancorp, Inc. of PA*	8.12	3,511	28.5	8.53	5.52	7.96	2.01	24.73	38.10	0.03	-0.09	11.75	11.75	77.26
PROV	Provident Fin. Holdings of CA*	15.69	10,691	167.7	16.02	9.06	15.14	3.63	70.54	68.35	0.80	-0.99	13.41	13.41	120.38
PBNY	Provident NY Bncrp, Inc. of NY*	9.10	44,173	402.0	9.92	6.10	8.73	4.24	47.25	37.05	0.45	0.35	11.14	7.30	91.07
PBIP	Prudential Bncp MHC PA (24.9)	6.24	10,023	18.9	6.88	4.90	6.00	4.00	26.83	20.46	0.18	0.21	5.90	5.90	50.28
PULB	Pulaski Fin Cp of St. Louis MO*	8.64	11,351	98.1	8.89	6.56	8.54	1.17	28.96	22.38	0.82	0.23	8.12	7.77	118.55
RIVR	River Valley Bancorp of IN*	16.51	1,525	25.2	20.00	14.51	17.38	-5.01	6.52	6.52	1.52	0.95	19.46	19.40	265.20
RVSB	Riverview Bancorp, Inc. of WA*	1.80	22,472	40.4	2.46	1.07	1.75	2.86	-18.18	-24.05	-1.45	-1.48	3.36	2.22	36.02
RCKB	Rockville Fin New, Inc. of CT*	12.72	28,606	363.9	13.49	9.49	12.78	-0.47	30.60	22.78	0.54	0.44	11.44	11.40	68.14
ROMA	Roma Fin Corp MHC of NJ (25.5)	3.44	30,183	70.2	11.22	7.75	8.33	1.32	-4.95	-14.23	0.15	0.10	7.18	7.12	60.80
SIFI	SI Financial Group, Inc. of CT*	11.12	10,141	112.8	11.90	9.14	10.98	1.28	17.92	12.89	0.11	0.00	12.59	12.25	93.71
SPBC	SP Bancorp, Inc. of Plano, TX*	14.85	1,659	24.6	16.00	9.91	14.73	0.81	46.88	44.31	0.74	-0.28	19.85	19.85	178.80
SVBI	Severn Bancorp, Inc. of MD*	3.20	10,067	32.2	3.99	2.01	3.34	-4.19	15.94	30.08	0.16	0.06	7.91	7.88	85.60
SMPL	Simplicity Bancorp of CA*	14.14	8,791	124.3	15.74	11.80	13.85	2.09	20.24	10.30	0.75	0.71	17.33	16.88	104.13
SFBC	Sound Financial Bcp, Inc of WA*	10.16	2,588	26.3	10.60	7.00	10.15	0.10	45.14	35.47	0.93	0.47	16.34	16.04	141.61
STND	Standard Financial Corp. of PA*	17.84	3,480	62.1	17.84	14.11	17.45	2.23	19.73	16.60	0.89	0.85	23.01	20.33	127.21
SIBC	State Investors Bancorp of LA*	12.61	2,874	36.2	13.79	10.10	13.40	-5.90	22.31	15.48	0.36	0.56	16.67	16.67	86.86
THRD	TF Fin. Corp. of Newtown PA*	22.60	2,837	64.1	26.50	21.52	22.50	0.44	-1.74	-0.53	1.91	1.57	28.89	27.37	245.70
TFSL	TFS Fin Corp MHC of OH (26.5)	8.37	309,009	679.6	9.99	8.10	8.25	1.45	-4.56	-6.58	0.06	0.06	5.84	5.81	37.20
TBNK	Territorial Bancorp, Inc of HI*	22.62	10,902	246.6	24.35	18.87	22.00	2.82	18.31	14.53	1.26	1.19	19.84	19.82	143.65
TSBK	Timberland Bancorp, Inc. of WA*	5.82	7,045	41.0	6.30	3.25	5.77	0.87	51.56	47.34	0.50	0.28	10.52	9.68	104.61
TRST	TrustCo Bank Corp NY of NY*	5.26	93,807	493.4	6.00	4.74	5.13	2.53	10.50	-6.24	0.39	0.38	3.81	3.81	46.03
UCBA	United Comm Bncp MHC IN (40.6)(8)	6.17	7,835	19.7	7.62	5.30	6.20	-0.48	7.12	11.57	0.26	0.10	7.06	6.63	64.09
UCFC	United Community Fin. of OH*	3.11	32,891	102.3	3.93	0.91	3.11	0.00	241.76	144.88	-0.46	-0.72	5.22	5.21	55.67

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 23, 2012

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capitel-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
UBNK United Financial Bncrp of MA*	15.59	15,468	241.1	17.02	13.36	14.24	9.48	5.77	-3.11	0.73	0.76	14.88	14.33	108.85
WSB WSB Holdings, Inc. of Bowie MD(8)*	5.77	7,995	46.1	5.90	2.19	5.83	-1.03	145.53	147.64	0.09	0.04	6.95	6.95	46.69
WSFS WSFS Financial Corp. of DE*	43.38	8,734	378.9	44.90	33.68	42.00	3.29	25.67	20.63	3.11	1.51	44.97	41.13	487.90
WVFC WVS Financial Corp. of PA*	8.27	2,058	17.0	10.40	6.63	8.27	0.00	-5.49	-8.62	0.67	0.70	15.12	15.12	144.24
WAFD Washington Federal, Inc. of WA*	16.30	106,178	1,730.7	18.42	12.35	16.24	0.37	31.56	16.51	1.30	0.71	17.89	15.48	117.47
WSBF Waterstone Fin MHC of WI(26.2)	5.47	31,250	44.9	5.88	1.72	5.31	3.01	138.86	189.42	0.37	-1.16	5.91	5.89	53.75
WAYN Wayne Savings Bancshares of OH*	9.25	2,994	27.7	9.48	7.11	9.15	1.09	18.59	19.20	0.58	0.53	13.51	12.88	133.96
WEBK Wellesley Bancorp, Inc. of MA*	15.25	2,407	36.7	15.70	11.45	15.25	0.00	52.50	52.50	0.39	0.35	18.46	18.46	148.45
WFD Westfield Fin. Inc. of MA*	6.69	25,297	169.2	8.71	6.45	6.60	1.36	-2.76	-9.10	0.25	0.19	8.37	8.37	52.06
WBKC Wolverine Bancorp, Inc. of MI*	17.75	2,552	45.3	18.23	13.75	17.80	-0.28	23.26	25.89	0.56	0.11	25.74	25.74	111.40

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1-B
Weekly Thrift Market Line - Part Two
Prices As Of November 23, 2012

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(113)	12.88	12.26	0.36	2.77	4.09	0.13	0.27	3.34	43.20	1.55	17.43	86.18	11.04	92.30	20.87	0.21	1.57	23.66
NYSE Traded Companies(5)	9.67	7.50	0.67	6.36	6.68	-0.44	-7.17	3.08	34.68	1.29	17.08	98.64	9.42	127.19	16.86	0.35	2.73	24.28
NASDAQ Listed OTC Companies(108)	13.04	12.50	0.35	2.59	3.96	0.16	0.65	3.36	43.68	1.56	17.45	85.58	11.12	90.61	21.06	0.20	1.52	23.63
California Companies(5)	9.19	8.98	0.56	5.17	1.17	0.42	4.08	6.30	32.03	1.91	16.58	104.56	9.72	106.51	12.50	0.21	2.44	22.56
Florida Companies(1)	7.62	7.53	0.42	5.50	3.36	-0.69	-9.09	1.79	25.90	0.67	29.76	139.79	10.65	141.69	NM	0.08	0.55	16.33
Mid-Atlantic Companies(34)	12.56	11.54	0.49	4.28	5.05	0.46	4.04	2.93	41.85	1.34	16.04	89.42	11.06	100.62	18.91	0.29	2.18	30.69
Mid-West Companies(29)	12.07	11.61	0.27	1.30	4.16	-0.17	-3.52	3.66	38.03	1.86	16.09	74.97	9.05	78.29	22.07	0.20	1.56	25.05
New England Companies(18)	13.65	12.83	0.45	3.69	3.71	0.37	3.01	1.55	64.25	1.09	22.90	92.07	12.37	101.11	24.62	0.27	1.75	28.10
North-West Companies(7)	13.18	12.40	0.33	4.00	8.62	-0.30	-4.03	7.00	28.35	2.11	9.19	78.48	10.27	85.36	17.80	0.05	0.28	4.10
South-East Companies(14)	15.66	15.58	0.01	-1.45	0.61	-0.13	-2.85	3.89	49.28	1.86	20.08	86.95	13.89	87.42	25.15	0.07	0.57	11.25
South-West Companies(2)	13.54	13.54	0.44	3.28	3.59	0.04	0.09	2.76	24.87	0.98	20.07	100.69	14.26	100.69	NM	0.00	0.00	0.00
Western Companies (Excl CA)(3)	14.07	14.01	0.74	5.68	6.72	0.46	3.53	1.72	33.40	0.87	15.76	83.40	11.80	83.82	20.31	0.28	1.91	32.83
Thrift Strategy(108)	12.95	12.38	0.33	2.32	3.90	0.15	0.45	3.32	43.24	1.54	17.61	85.37	11.02	91.12	20.79	0.21	1.58	24.36
Mortgage Banker Strategy(1)	11.14	11.14	0.65	6.02	5.10	-0.81	-7.44	3.22	49.06	1.82	19.61	117.00	13.03	117.00	NM	0.20	1.27	25.00
Real Estate Strategy(1)	9.35	9.35	0.13	1.47	1.79	-0.98	-11.03	4.98	41.55	2.79	NM	79.72	7.45	79.72	NM	0.00	0.00	0.00
Diversified Strategy(2)	13.54	9.83	0.73	5.61	6.36	0.57	3.90	1.79	53.54	1.28	15.99	88.74	11.68	122.90	23.24	0.56	3.24	15.43
Companies Issuing Dividends(69)	12.62	11.76	0.52	4.39	5.19	0.35	2.84	2.57	46.48	1.37	16.55	91.57	11.44	100.47	20.20	0.34	2.54	37.58
Companies Without Dividends(44)	13.30	13.09	0.11	-0.15	2.12	-0.22	-4.38	4.64	37.67	1.84	19.97	77.38	10.39	78.96	23.48	0.00	0.00	0.00
Equity/Assets <6%(4)	3.27	3.27	-0.91	-12.97	-14.94	-0.93	-12.91	10.38	29.37	4.00	NM	58.73	1.18	58.73	1.04	0.01	1.15	0.00
Equity/Assets 6-12%(50)	9.65	9.26	0.37	3.98	4.71	0.00	-0.50	3.43	39.44	1.52	15.38	86.85	8.20	91.29	19.59	0.23	1.59	23.30
Equity/Assets >12%(59)	16.11	15.26	0.45	2.91	3.93	0.31	1.91	2.69	47.64	1.41	19.36	87.55	13.98	95.42	22.45	0.21	1.59	24.01
Converted Last 3 Mths (no MHC)(5)	17.45	16.82	0.44	3.10	3.13	0.34	2.65	2.31	35.83	1.45	13.62	69.37	12.17	71.98	14.90	0.05	0.58	8.74
Actively Traded Companies(2)	11.41	10.52	1.09	11.26	8.87	0.85	9.62	0.96	70.18	1.27	11.39	119.23	12.53	126.32	16.60	0.68	1.81	20.79
Market Value Below $20 Million(8)	6.54	6.49	-0.47	-7.09	-4.43	-0.51	-7.24	7.65	26.91	2.85	15.25	52.93	2.80	53.11	17.50	0.03	0.93	11.94
Holding Company Structure(96)	12.67	11.98	0.31	1.96	3.88	0.11	-0.06	3.43	42.68	1.59	17.42	85.19	10.90	92.17	21.20	0.23	1.76	26.40
Assets Over $1 Billion(47)	12.18	11.19	0.56	5.76	5.29	0.22	1.62	2.80	40.56	1.35	15.82	98.02	11.82	109.06	20.58	0.33	2.32	33.01
Assets $500 Million-$1 Billion(31)	12.26	11.81	-0.06	-1.65	2.55	-0.19	-2.89	4.33	38.52	1.83	16.57	77.41	9.69	80.92	21.65	0.11	0.94	17.67
Assets $250-$500 Million(31)	14.53	14.25	0.58	4.43	4.63	0.41	3.26	2.99	53.70	1.55	19.02	78.43	11.39	80.12	19.71	0.15	1.27	18.30
Assets less than $250 Million(4)	14.04	14.02	-0.26	-8.06	-3.22	-0.38	-9.82	3.62	42.11	1.83	27.64	70.16	9.93	70.26	31.08	0.00	0.00	0.00
Goodwill Companies(64)	12.14	11.06	0.40	3.01	4.86	0.18	0.49	3.04	41.71	1.48	15.53	81.32	9.85	91.97	20.85	0.27	2.03	30.49
Non-Goodwill Companies(47)	13.71	13.71	0.35	2.45	3.33	0.10	-0.02	3.71	45.55	1.64	20.93	93.63	12.62	93.63	20.90	0.13	1.00	15.12
Acquirors of FSLIC Cases(1)	15.23	13.45	1.04	7.22	7.98	0.57	3.94	0.00	0.00	1.69	12.54	91.11	13.88	105.30	22.96	0.32	1.96	24.62

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 23, 2012

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(21)	13.87	13.09	0.46	3.67	3.04	0.29	2.06	3.05	39.58	1.15	24.86	113.20	15.59	121.28	24.43	0.14	1.30	13.07
NASDAQ Listed OTC Companies(21)	13.87	13.09	0.46	3.67	3.04	0.29	2.06	3.05	39.58	1.15	24.86	113.20	15.59	121.28	24.43	0.14	1.30	13.07
Mid-Atlantic Companies(13)	12.76	12.16	0.41	3.72	3.00	0.39	3.55	2.81	47.04	1.17	23.34	111.12	13.80	118.72	19.96	0.13	0.99	11.96
Mid-West Companies(4)	17.86	16.10	0.55	3.58	3.40	-0.39	-5.61	5.82	17.53	1.29	25.76	115.64	20.84	128.05	36.74	0.13	1.58	0.00
New England Companies(2)	10.76	9.77	0.38	3.49	2.87	0.27	2.51	2.59	29.94	1.17	30.42	109.84	11.68	119.78	20.45	0.08	1.78	0.00
South-East Companies(2)	17.69	17.45	0.70	3.72	2.90	0.75	4.14	1.58	45.14	0.38	26.59	125.41	22.31	128.01	31.43	0.30	2.27	63.49
Thrift Strategy(21)	13.87	13.09	0.46	3.67	3.04	0.29	2.06	3.05	39.58	1.15	24.86	113.20	15.59	121.28	24.43	0.14	1.30	13.07
Companies Issuing Dividends(10)	15.24	14.39	0.59	4.63	3.71	0.61	4.80	2.18	45.47	1.05	24.10	115.93	17.05	123.57	23.77	0.27	2.47	36.61
Companies Without Dividends(11)	12.35	11.64	0.30	2.61	2.30	-0.06	-0.99	4.44	30.14	1.24	26.62	110.17	13.96	118.75	29.71	0.00	0.00	0.00
Equity/Assets <6%(1)	5.83	5.07	0.40	4.61	6.39	0.37	4.34	1.26	73.47	1.37	15.65	101.22	5.90	117.26	16.62	0.12	1.11	17.39
Equity/Assets 6-12%(10)	10.49	10.22	0.45	4.56	3.47	0.10	1.07	4.60	36.54	1.30	23.08	112.17	11.60	115.41	21.79	0.12	0.91	9.20
Equity/Assets >12%(10)	18.15	16.85	0.47	2.67	2.24	0.48	2.79	2.20	36.90	0.94	29.39	115.57	20.65	127.60	29.03	0.17	1.72	18.41
Holding Company Structure(19)	13.75	12.88	0.45	3.68	3.06	0.27	1.88	3.05	39.58	1.21	22.28	111.79	15.16	120.82	23.77	0.14	1.32	14.08
Assets Over $1 Billion(10)	13.30	12.49	0.44	3.80	2.78	0.08	0.25	3.01	48.70	1.27	25.55	133.17	17.58	143.21	29.48	0.07	0.63	3.62
Assets $500 Million-$1 Billion(4)	9.73	9.73	0.48	5.09	3.53	0.47	4.91	0.00	0.00	1.21	24.41	108.53	10.61	108.53	21.79	0.23	1.14	16.09
Assets $250-$500 Million(6)	14.64	14.23	0.40	2.88	3.24	0.44	3.18	3.14	34.68	1.06	20.27	85.95	12.71	90.44	20.15	0.16	1.82	27.36
Assets less than $250 Million(1)	26.88	21.71	0.79	3.03	2.72	0.79	3.03	2.79	14.21	0.49	36.74	111.04	29.85	147.21	36.74	0.40	4.73	0.00
Goodwill Companies(14)	14.09	12.84	0.39	3.26	2.80	0.13	0.75	3.05	42.50	1.31	23.79	115.51	15.73	128.30	26.55	0.10	1.26	5.34
Non-Goodwill Companies(7)	13.50	13.50	0.58	4.37	3.46	0.57	4.30	3.05	29.84	0.89	25.93	109.25	15.34	109.25	21.78	0.21	1.38	23.39
MHC Institutions(21)	13.87	13.09	0.46	3.67	3.04	0.29	2.06	3.05	39.58	1.15	24.86	113.20	15.59	121.28	24.43	0.14	1.30	13.07

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 23, 2012

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Dividend Yield (%)	Payout Ratio(7) (%)
	NYSE Traded Companies																		
AF	Astoria Financial Corp. of NY*	7.60	6.59	0.28	3.78	5.17	0.25	3.39	2.64	33.00	1.09	19.35	72.04	5.48	84.04	21.55	0.16	1.69	32.65
EVER	EverBank Financial Corp. of FL*	7.62	7.53	0.42	5.50	3.36	-0.69	-9.09	1.79	25.90	0.67	29.76	139.79	10.65	141.69	NM	0.08	0.55	16.33
FBC	Flagstar Bancorp, Inc. of MI*	6.65	6.65	0.56	6.84	8.46	-3.52	-43.26	7.62	26.88	2.60	11.82	93.81	6.24	93.81	NM	0.00	0.00	0.00
NYCB	New York Community Bcrp of NY*	12.80	7.62	1.16	8.87	8.76	0.87	6.67	0.92	47.88	0.62	11.42	100.39	12.85	178.67	15.18	1.00	7.75	NM
PFS	Provident Fin. Serv. Inc of NJ*	13.66	9.10	0.92	6.80	7.65	0.87	6.42	2.43	39.75	1.46	13.07	87.16	11.91	137.76	13.84	0.52	3.68	48.15
	NASDAQ Listed OTC Companies																		
ASBB	ASB Bancorp, Inc. of NC*	15.18	15.18	-0.01	-0.10	-0.13	-0.34	-2.52	3.82	34.67	2.49	NM	72.51	11.01	72.51	NM	0.00	0.00	NM
ALLB	Alliance Bancorp, Inc. of PA*	17.56	17.56	0.58	3.29	4.14	0.69	3.93	4.53	19.73	1.59	24.14	80.56	14.14	80.56	20.18	0.20	1.62	39.22
ANCB	Anchor Bancorp of Aberdeen, WA*	11.68	11.68	0.06	0.51	0.84	-0.13	-1.16	6.17	23.21	2.27	NM	61.64	7.20	61.64	NM	0.00	0.00	0.00
AFCB	Athens Bancshares, Inc. of TN*	16.59	16.50	0.95	5.49	6.82	0.53	3.06	NA	NA	2.05	14.65	82.88	13.75	83.38	26.29	0.20	1.21	17.70
ACFC	Atlantic Coast Fin. Corp of GA*	5.65	5.65	-1.27	-20.89	NM	-1.66	-27.23	6.74	24.05	2.42	NM	12.91	0.73	12.92	NM	0.00	0.00	NM
BLMT	BSB Bancorp, Inc. of MA*	16.14	16.14	-0.06	-0.40	-0.42	-0.03	-0.16	1.15	63.14	0.90	NM	81.62	13.17	81.62	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI*	10.94	10.94	0.24	2.21	3.14	-0.09	-0.85	3.05	32.40	1.46	31.85	70.53	7.72	70.53	NM	0.08	1.93	61.54
BFIN	BankFinancial Corp. of IL*	13.21	13.01	-3.16	-23.37	NM	-3.20	-23.67	5.50	24.94	1.87	NM	75.00	9.90	76.30	NM	0.04	0.57	NM
BNCL	Beneficial Mut MHC of PA(42.9)	13.20	10.73	0.34	2.51	2.16	0.35	2.63	2.09	55.53	2.24	NM	115.34	15.22	145.90	NM	0.00	0.00	0.00
BHLB	Berkshire Hills Bancorp of MA*	12.75	8.01	0.76	5.73	6.49	0.98	7.34	1.02	71.50	0.94	15.41	84.59	10.78	141.87	12.03	0.72	3.20	49.32
BOFI	Bofi Holding, Inc. Of CA*	8.01	8.01	1.33	15.61	8.87	0.91	10.67	NA	NA	0.50	11.28	165.40	13.25	165.40	16.50	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	0.59	0.59	-0.06	-1.12	-14.94	0.38	7.27	16.43	26.90	5.47	NM	71.90	0.42	71.90	1.04	0.04	4.60	NM
CITZ	CFS Bancorp, Inc of Munster IN*	9.66	9.66	-0.82	-8.86	-13.83	-0.93	-9.98	6.53	16.92	1.75	NM	63.28	6.12	63.28	NM	0.04	0.64	NM
CMSB	CMS Bancorp Inc of W Plains NY(8)*	8.47	8.47	-0.15	-1.69	-2.50	-0.23	-2.62	NA	NA	0.54	NM	68.03	5.76	68.03	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	14.47	12.56	0.19	1.35	1.73	0.30	2.17	3.10	38.63	1.68	NM	76.68	11.10	90.32	36.17	0.00	0.00	0.00
CFFN	Capitol Federal Fin Inc. of KS*	19.27	19.27	0.79	3.96	4.06	0.79	3.96	0.49	25.30	0.20	24.63	101.63	19.58	101.63	24.63	0.30	2.54	62.50
CARV	Carver Bancorp, Inc. of NY*	1.45	1.45	-1.51	-20.46	NM	-1.44	-19.47	10.96	23.44	4.03	NM	114.34	1.66	114.34	NM	0.00	0.00	NM
CFBK	Central Federal Corp. of OH*	10.97	10.98	-2.10	-40.00	-24.62	-2.30	-43.75	6.00	40.85	4.16	NM	84.42	9.26	84.42	NM	0.00	0.00	NM
CHFN	Charter Fin Corp MHC GA (37.2)	13.30	12.83	0.32	2.52	2.04	0.44	3.45	2.32	60.88	NA	NM	122.47	16.29	127.67	35.85	0.20	2.15	NM
CHEV	Cheviot Financial Corp. of OH*	16.95	15.47	0.56	3.75	4.96	0.40	2.69	3.12	8.06	0.58	20.15	65.61	11.12	73.16	28.09	0.32	3.45	69.57
CBNK	Chicopee Bancorp, Inc. of MA*	14.69	14.69	0.31	2.07	2.40	0.29	1.95	0.95	77.70	0.93	NM	86.67	12.73	86.67	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	10.14	10.09	0.03	0.29	0.52	0.09	0.87	2.15	49.73	1.32	NM	55.03	5.58	55.34	NM	0.00	0.00	0.00
CSBK	Clifton Svg Bp MHC of NJ(35.8)	18.04	18.04	0.70	4.08	2.80	0.60	3.52	NA	NA	0.50	35.66	144.62	26.08	144.62	NM	0.24	2.32	NM
COBK	Colonial Financial Serv. of NJ*	11.13	11.13	0.03	0.22	0.31	-0.01	-0.11	5.07	9.38	1.01	NM	71.32	7.94	71.32	NM	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA(8)*	8.06	8.06	0.27	2.66	5.78	0.27	2.66	7.61	27.65	2.33	17.29	59.69	4.81	59.69	17.29	0.00	0.00	0.00
DCOM	Dime Community Bancshars of NY*	9.80	8.51	1.16	12.52	9.64	1.16	12.52	1.38	37.84	0.62	10.37	123.78	12.14	144.64	10.37	0.56	4.15	43.08
ESBF	ESB Financial Corp. of PA*	10.04	8.08	0.75	8.03	8.11	0.75	8.03	0.95	35.29	0.97	12.33	93.53	9.39	118.79	12.33	0.40	3.18	39.22
ESSA	ESSA Bancorp, Inc. of PA*	12.36	11.61	0.02	0.16	0.20	0.33	2.33	2.48	25.76	0.76	NM	75.26	9.31	80.81	34.41	0.20	2.00	NM
EBMT	Eagle Bancorp Montanta of MT*	16.87	16.87	0.66	4.06	5.44	0.20	1.23	1.10	51.19	1.01	18.39	73.99	12.48	73.99	NM	0.29	2.82	51.79
FSBW	FS Bancorp, Inc. of WA*	17.40	17.40	1.65	12.92	13.44	1.27	9.95	1.93	66.30	1.60	7.44	70.69	12.30	70.69	9.66	0.00	0.00	0.00
FFCO	FedFirst Financial Corp of PA*	18.28	17.99	0.53	3.02	3.88	0.47	2.68	1.37	69.92	1.26	25.79	77.89	14.24	79.43	29.07	0.16	1.00	25.81
FSBI	Fidelity Bancorp, Inc. of PA(8)*	7.13	6.75	0.06	0.77	0.61	0.04	0.53	3.99	16.16	1.35	NM	142.25	10.15	150.88	NM	0.08	0.37	61.54
FCAP	First Capital, Inc. of IN*	11.37	10.32	0.84	7.26	6.70	0.79	6.88	1.93	52.01	1.59	14.93	106.95	12.16	119.25	15.76	0.76	3.80	56.72
FCLF	First Clover Leaf Fin Cp of IL*	14.27	12.38	0.38	2.72	4.67	0.21	1.46	3.78	28.85	1.44	21.43	57.92	8.26	68.26	40.00	0.24	4.00	NM
FBNK	First Connecticut Bncorp of CT*	13.80	13.80	-0.04	-0.29	-0.29	-0.07	-0.50	2.17	46.93	1.19	NM	100.97	13.93	100.97	NM	0.12	0.88	NM
FDEF	First Defiance Fin. Corp of OH*	12.41	9.48	0.76	5.88	9.64	0.44	3.41	2.19	58.53	1.73	10.38	64.11	7.96	86.74	17.88	0.20	1.19	12.35
FFNM	First Fed of N. Michigan of MI*	11.77	11.68	0.32	2.78	5.50	0.15	1.27	3.73	21.82	1.19	18.17	49.71	5.85	50.11	39.64	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR*	12.05	12.05	-2.95	-25.71	-10.06	-2.98	-26.00	8.44	35.79	4.54	NM	250.00	30.12	250.00	NM	0.20	2.23	NM
FFNW	First Fin NW, Inc of Renton WA*	19.02	19.02	0.20	1.13	1.46	0.22	1.24	11.05	13.17	2.13	NM	76.32	14.51	76.32	NM	0.00	0.00	0.00
BANC	First PacTrust Bancorp of CA*	9.57	8.87	0.18	1.13	1.53	0.95	5.92	2.60	28.47	0.93	NM	86.88	8.31	94.47	12.54	0.48	4.07	NM
FSFG	First Savings Fin. Grp. of IN*	10.89	9.67	0.73	5.36	8.64	0.66	4.82	2.21	34.74	1.25	11.57	72.23	7.86	82.39	12.87	0.00	0.00	0.00
FFIC	Flushing Fin. Corp. of NY*	10.07	9.73	0.77	7.83	7.45	0.77	7.90	2.79	25.14	0.96	13.43	101.54	10.23	105.53	13.30	0.52	3.59	48.15
FXCB	Fox Chase Bancorp, Inc. of PA*	17.14	17.14	0.41	2.26	2.17	0.39	2.12	3.04	34.48	1.64	NM	106.17	18.20	106.17	NM	0.16	1.02	47.06
FRNK	Franklin Financial Corp. of VA*	23.45	23.45	0.44	1.88	2.10	0.78	3.34	5.10	18.83	2.22	NM	90.42	21.20	90.42	26.84	0.00	0.00	0.00
GTWN	Georgetown Bancorp, Inc. of MA*	14.22	14.22	0.34	2.82	3.36	-0.02	-0.15	1.14	63.65	1.05	29.73	70.88	10.08	70.88	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (44.7)	8.96	8.96	1.05	11.74	7.06	1.07	11.98	NA	NA	1.91	14.16	159.52	14.30	159.52	13.87	0.70	3.41	48.28
HFFC	HF Financial Corp. of SD*	8.58	8.23	0.49	6.00	6.41	0.14	1.68	1.55	60.45	1.51	15.61	91.30	7.83	95.45	NM	0.45	3.52	54.88
HMNF	HMN Financial, Inc. of MN*	5.38	5.38	-0.78	-9.40	NM	-1.01	-12.20	7.38	43.08	4.10	NM	35.76	1.92	35.76	NM	0.00	0.00	NM
HBK	Hamilton Bancorp, Inc. of MD*	19.25	18.41	-0.09	NM	-0.70	-0.17	NM	1.89	26.14	1.13	NM	63.05	12.14	65.93	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	13.47	13.47	0.54	3.66	3.99	0.46	3.13	2.15	37.15	1.21	25.07	92.86	12.51	92.86	29.34	0.16	1.16	29.09
HARL	Harleysville Svgs Fin Cp of PA*	7.16	7.16	0.59	8.62	7.00	0.59	8.62	1.47	32.05	0.80	14.29	120.67	8.64	120.67	14.29	0.80	4.24	60.61
HBOS	Heritage Fin Group, Inc of GA*	11.55	11.17	0.53	4.59	5.73	0.32	2.80	1.68	48.01	1.33	17.46	81.42	9.40	84.50	28.69	0.16	1.33	23.19
HIFS	Hingham Inst. for Sav. of MA*	7.59	7.59	1.14	15.30	9.76	1.14	15.30	0.96	70.18	0.85	10.24	147.35	11.19	147.35	10.24	1.04	1.66	16.97
HBCP	Home Bancorp Inc. Lafayette LA*	14.39	14.18	0.92	6.59	6.53	0.79	5.65	1.92	26.20	0.73	15.33	98.55	14.18	100.22	17.85	0.00	0.00	0.00
HFBL	Home Federal Bancorp Inc of LA*	18.08	18.08	1.12	5.86	6.08	0.45	2.35	NA	NA	0.97	16.45	100.06	18.09	100.06	NM	0.24	1.36	22.43

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 23, 2012

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
HMST	HomeStreet, Inc. of WA*	9.54	9.53	2.75	40.35	19.44	-0.37	-5.49	7.56	14.48	1.50	5.14	140.73	13.43	140.99	NM	0.00	0.00	0.00
HTBI	HomeTrust Bancshrs, Inc. of NC*	20.37	20.37	-0.92	NM	-5.83	-0.76	NM	6.27	35.73	2.94	NM	77.33	15.76	77.33	NM	0.00	0.00	NM
HFBC	HopFed Bancorp, Inc. of KY*	10.53	10.50	0.41	3.58	7.03	0.22	1.88	1.99	52.92	1.90	14.23	57.97	6.11	58.14	27.03	0.08	0.99	14.04
HCBK	Hudson City Bancorp, Inc of NJ(8)*	11.25	10.92	-0.35	-3.37	-3.68	0.73	6.96	3.04	22.92	1.05	NM	91.48	10.29	94.55	13.16	0.32	3.92	NM
IROQ	IF Bancorp, Inc. of IL*	17.17	17.17	0.79	4.55	5.89	0.60	3.48	1.44	49.45	1.39	16.98	74.81	12.85	74.81	22.18	0.00	0.00	0.00
ISBC	Investors Bcrp MHC of NJ(41.6)	9.13	8.78	0.80	8.86	4.68	0.74	8.18	1.25	91.27	1.39	21.35	180.04	16.44	188.07	23.11	0.20	1.19	25.32
JXSB	Jacksonville Bancorp Inc of IL*	14.13	13.38	1.14	8.44	10.78	0.80	5.90	1.25	80.20	1.80	9.27	74.35	10.51	79.20	13.27	0.30	1.74	16.13
JFBI	Jefferson Bancshares Inc of TN*	10.48	10.22	-0.51	-5.13	-16.40	-0.51	-5.13	NA	NA	1.80	NM	31.17	3.27	32.05	NM	0.00	0.00	NM
KFFB	KY Fst Fed Bp MHC of KY (38.9)	26.88	21.71	0.79	3.03	2.72	0.79	3.03	2.79	14.21	0.49	36.74	111.04	29.85	147.21	36.74	0.40	4.73	NM
KRNY	Kearny Fin Cp MHC of NJ (24.0)	17.01	13.77	0.16	0.95	0.77	0.16	0.95	1.36	25.33	0.76	NM	122.07	20.77	156.65	NM	0.00	0.00	0.00
LSBI	LSB Fin. Corp. of Lafayette IN*	10.82	10.82	0.38	3.73	4.56	0.02	0.17	5.21	27.55	1.85	21.91	79.04	8.55	79.04	NM	0.00	0.00	0.00
LPSB	LaPorte Bancorp Inc. of IN*	16.09	14.32	0.75	4.93	6.97	0.71	4.60	1.86	47.70	1.35	14.34	67.31	10.83	75.63	15.35	0.16	1.83	26.23
LSBK	Lake Shore Bnp MHC of NY(38.7)	13.44	13.44	0.67	5.13	5.38	0.76	5.77	0.61	49.42	0.56	18.57	92.12	12.38	92.12	16.51	0.16	1.54	28.57
LABC	Louisiana Bancorp, Inc. of LA*	17.41	17.41	0.74	4.17	4.84	0.56	3.12	0.42	142.17	0.88	20.66	87.93	15.31	87.93	27.66	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (39.2)	11.77	11.77	0.14	1.24	1.67	0.14	1.24	7.71	10.69	1.18	NM	74.07	8.72	74.07	NM	0.00	0.00	0.00
MCBK	Madison County Financial of NE*	22.60	22.07	1.36	NM	7.76	1.22	NM	NA	NA	2.31	12.89	77.77	17.57	79.63	14.45	0.00	0.00	0.00
MGYR	Magyar Bancorp MHC of NJ(44.9)	8.48	8.48	0.03	0.39	0.65	-0.08	-0.91	NA	NA	0.99	NM	60.31	5.12	60.31	NM	0.00	0.00	0.00
MLVF	Malvern Bancorp, Inc. of PA*	14.10	14.10	0.12	1.28	1.26	0.07	0.69	3.17	33.65	1.63	NM	69.62	9.81	69.62	NM	0.11	1.07	NM
MFLR	Mayflower Bancorp, Inc. of MA*	8.95	8.95	0.53	6.07	6.34	0.30	3.36	0.29	161.79	0.89	15.77	93.69	8.39	93.69	28.47	0.24	2.34	36.92
EBSB	Meridian Fn Serv MHC MA (40.6)	10.49	9.93	0.60	5.47	3.29	0.22	1.99	2.19	38.32	1.12	30.42	160.56	16.83	170.54	NM	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	6.92	6.79	1.29	20.19	19.53	0.69	10.78	0.80	36.29	1.31	5.12	85.52	5.91	87.23	9.59	0.52	2.21	11.33
NASB	NASB Fin. Inc. of Grandview MO*	13.21	13.03	1.41	11.22	10.45	-0.73	-5.84	8.64	33.00	3.74	9.57	102.24	13.50	103.82	NM	0.90	4.30	41.10
NECB	NE Comm Bncrp MHC of NY (42.5)	23.70	23.40	-0.03	-0.12	-0.20	-0.03	-0.12	5.41	23.56	1.64	NM	60.79	14.41	61.82	NM	0.12	2.35	NM
NHTB	NH Thrift Bancshares of NH*	8.23	5.69	0.63	6.31	9.29	0.27	2.64	1.42	61.83	1.18	10.76	80.76	6.64	120.02	25.69	0.52	4.13	44.44
NVSL	Naugatuck Valley Fin Crp of CT*	14.46	14.46	-0.07	-0.51	-0.86	-0.27	-1.88	5.18	29.07	1.85	NM	60.76	8.78	60.76	NM	0.12	1.71	NM
NFSB	Newport Bancorp, Inc. of RI*	11.16	11.16	0.32	2.86	2.57	0.33	2.93	1.47	53.64	1.04	38.95	110.42	12.32	110.42	38.07	0.00	0.00	0.00
NFBK	Northfield Bcp MHC of NY(38.5)(8)	16.01	15.40	0.72	4.33	2.86	0.82	4.94	2.33	46.68	2.46	34.95	153.24	24.54	160.44	30.58	0.00	0.00	0.00
NWBI	Northwest Bancshares Inc of PA*	14.60	12.71	0.78	5.37	5.43	0.78	5.37	NA	NA	1.24	18.41	98.08	14.32	115.15	18.41	0.48	4.07	NM
OBAF	OBA Financial Serv. Inc of MD*	19.47	19.47	0.11	0.57	0.55	0.11	0.57	3.08	26.20	1.05	NM	103.26	20.11	103.26	NM	0.00	0.00	0.00
OSHC	Ocean Shore Holding Co. of NJ*	9.81	9.36	0.52	5.06	5.75	0.57	5.59	NA	NA	0.53	17.38	88.36	8.67	93.09	15.73	0.24	1.82	31.58
OCFC	OceanFirst Fin. Corp of NJ*	9.53	9.53	0.94	9.82	9.31	0.81	8.50	2.80	28.39	1.17	10.74	104.84	9.99	104.84	12.41	0.48	3.76	40.34
OFED	Oconee Fed Fn Cp MHC SC (35.0)	22.08	22.08	1.07	4.91	3.76	1.06	4.84	0.83	29.40	0.38	26.59	128.35	28.34	128.35	27.02	0.40	2.39	63.49
OABC	OmniAmerican Bancorp Inc of TX*	15.97	15.97	0.43	2.83	2.21	0.24	1.59	2.12	26.95	0.98	NM	126.58	20.22	126.58	NM	0.00	0.00	0.00
ONFC	Oneida Financial Corp. of NY*	13.37	10.09	0.83	6.28	7.10	0.89	6.76	0.30	131.74	0.87	14.08	87.42	11.69	120.30	13.09	0.48	4.26	60.00
ORIT	Oritani Financial Corp of NJ*	18.61	18.61	1.25	6.51	4.98	1.27	6.60	NA	NA	1.51	20.09	130.32	24.26	130.32	19.83	0.60	4.03	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	11.04	9.61	0.16	1.52	2.44	0.31	3.03	2.99	21.56	1.21	NM	59.13	6.53	69.02	20.45	0.16	3.56	NM
PVFC	PVF Capital Corp. of Solon OH*	9.35	9.35	0.13	1.47	1.79	-0.98	-11.03	4.98	41.55	2.79	NM	79.72	7.45	79.72	NM	0.00	0.00	0.00
PBHC	Pathfinder BC MHC of NY (39.5)	5.83	5.07	0.40	4.61	6.39	0.37	4.34	1.26	73.47	1.37	15.65	101.22	5.90	117.26	16.62	0.12	1.11	17.39
PEOP	Peoples Fed Bancshrs Inc of MA*	19.92	19.92	0.46	2.23	2.32	0.45	2.17	0.95	70.42	0.86	NM	98.91	19.70	98.91	NM	0.12	0.73	31.58
PBCT	Peoples United Financial of CT*	17.87	11.16	0.82	4.42	5.55	0.84	4.49	2.19	29.79	0.88	18.03	81.01	14.48	140.33	17.76	0.64	5.38	NM
PBSK	Poage Bankshares, Inc. of KY*	19.12	19.12	0.64	3.76	4.77	0.51	3.01	0.64	78.05	0.87	20.97	69.46	13.28	69.46	26.21	0.16	1.27	26.67
PBCP	Polonia Bancorp, Inc. of PA*	15.21	15.21	0.04	NM	0.37	-0.12	NM	NA	NA	0.82	NM	69.11	10.51	69.11	NM	0.00	0.00	0.00
PROV	Provident Fin. Holdings of CA*	11.14	11.14	0.65	6.02	5.10	-0.81	-7.44	3.22	49.06	1.82	19.61	117.00	13.03	117.00	NM	0.20	1.27	25.00
PBNY	Provident NY Bncrp, Inc. of NY*	12.23	8.37	0.60	4.42	4.95	0.47	3.44	2.02	43.35	1.33	20.22	81.69	9.99	124.66	26.00	0.24	2.64	53.33
PBIP	Prudential Bncp MHC PA (24.9)	11.73	11.73	0.36	3.13	2.88	0.42	3.65	NA	NA	0.72	34.67	105.76	12.41	105.76	29.71	0.00	0.00	0.00
PULB	Pulaski Fin Cp of St. Louis MO*	6.85	6.57	0.70	7.65	9.49	0.20	2.15	NA	NA	1.46	10.54	106.40	7.29	111.20	37.57	0.38	4.40	46.34
RIVR	River Valley Bancorp of IN*	7.34	7.32	0.57	6.92	9.21	0.36	4.32	3.99	22.57	1.41	10.86	84.84	6.23	85.10	17.38	0.84	5.09	55.26
RVSB	Riverview Bancorp, Inc. of WA*	9.33	6.36	-3.86	-38.16	NM	-3.94	-38.95	8.28	30.05	3.45	NM	53.57	5.00	81.08	NM	0.00	0.00	NM
RCKB	Rockville Fin New, Inc. of CT*	16.79	16.74	0.84	4.69	4.25	0.68	3.82	0.99	90.90	1.16	23.56	111.19	18.67	111.58	28.91	0.40	3.14	74.07
ROMA	Roma Fin Corp MHC of NJ (25.5)	11.81	11.72	0.24	2.07	1.78	0.16	1.38	NA	NA	0.79	NM	117.55	13.88	118.54	NM	0.00	0.00	0.00
SIFI	SI Financial Group, Inc. of CT*	13.44	13.12	0.12	0.86	0.99	0.00	0.00	1.66	36.90	0.86	NM	88.32	11.87	90.78	NM	0.12	1.08	NM
SPBC	SP Bancorp, Inc. of Plano, TX*	11.10	11.10	0.45	3.72	4.98	-0.17	-1.41	3.39	22.79	0.98	20.07	74.81	8.31	74.81	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD*	9.24	9.21	0.18	1.52	5.00	0.07	0.57	12.49	21.54	3.33	20.00	40.46	3.74	40.61	NM	0.00	0.00	0.00
SMPL	Simplicity Bancorp of CA*	16.64	16.28	0.71	4.22	5.30	0.67	3.99	2.95	23.68	0.85	18.85	81.59	13.58	83.77	19.92	0.32	2.26	42.67
SFBC	Sound Financial Bcp, Inc of WA*	11.54	11.35	0.67	6.65	9.15	0.34	3.36	3.35	35.33	1.39	10.92	62.18	7.17	63.34	21.62	0.08	0.79	8.60
STND	Standard Financial Corp. of PA*	18.09	16.33	0.70	3.94	4.99	0.67	3.76	1.06	92.55	NA	20.04	77.53	14.02	87.75	20.99	0.18	1.01	20.22
SIBC	State Investors Bancorp of LA*	19.19	19.19	0.42	2.15	2.85	0.65	3.35	NA	NA	0.93	35.03	75.64	14.52	75.64	22.52	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA*	11.76	11.21	0.78	6.85	8.45	0.64	5.63	2.80	32.11	1.25	11.83	78.23	9.20	82.57	14.39	0.20	0.88	10.47
TFSL	TFS Fin Corp MHC of OH (26.5)	15.70	15.63	0.17	1.04	0.72	0.17	1.04	NA	NA	0.96	NM	143.32	22.50	144.06	NM	0.00	0.00	0.00
TBNK	Territorial Bancorp, Inc of HI*	13.81	13.80	0.89	6.33	5.57	0.84	5.98	0.70	13.69	0.20	17.95	114.01	15.75	114.13	19.01	0.48	2.12	38.10
TSBK	Timberland Bancorp, Inc. of WA*	10.06	9.33	0.48	3.99	8.59	0.27	2.24	7.01	22.88	2.15	11.64	55.32	5.56	60.12	20.79	0.00	0.00	0.00
TRST	TrustCo Bank Corp NY of NY*	8.28	8.28	0.85	10.57	7.41	0.83	10.30	1.36	80.80	1.82	13.49	138.06	11.43	138.06	13.84	0.26	4.94	66.67
UCBA	United Comm Bncp MHC IN (40.6)(8)	11.02	10.41	0.42	3.69	4.21	0.16	1.42	NA	NA	2.04	23.73	87.39	9.63	93.06	NM	0.00	0.00	0.00
UCFC	United Community Fin. of OH*	9.38	9.36	-0.77	-8.14	-14.79	-1.20	-12.74	4.57	23.93	1.78	NM	59.58	5.59	59.69	NM	0.00	0.00	NM
UBNK	United Financial Bncrp of MA*	13.67	13.23	0.69	4.95	4.68	0.71	5.16	1.12	63.33	1.03	21.36	104.77	14.32	108.79	20.51	0.40	2.57	54.79
WSB	WSB Holdings, Inc. of Bowie MD(8)*	14.89	14.89	0.19	1.32	1.56	0.08	0.59	NA	NA	1.70	NM	83.02	12.36	83.02	NM	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 23, 2012

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
WSFS WSFS Financial Corp. of DE*	9.22	8.50	0.64	6.81	7.17	0.31	3.30	1.38	77.29	1.67	13.95	96.46	8.89	105.47	28.73	0.48	1.11	15.43
WVFC WVS Financial Corp. of PA*	10.48	10.48	0.51	4.60	8.10	0.53	4.80	0.64	22.14	0.92	12.34	54.70	5.73	54.70	11.81	0.16	1.93	23.88
WAFD Washington Federal, Inc. of WA*	15.23	13.45	1.04	7.22	7.98	0.57	3.94	NA	NA	1.69	12.54	91.11	13.88	105.30	22.96	0.32	1.96	24.62
WSBF Waterstone Fin MHC of WI(26.2)	11.00	10.96	0.68	6.67	6.76	-2.13	-20.90	8.85	20.84	2.42	14.78	92.55	10.18	92.87	NM	0.00	0.00	0.00
WAYN Wayne Savings Bancshares of OH*	10.09	9.66	0.43	4.34	6.27	0.39	3.97	2.64	33.29	1.56	15.95	68.47	6.91	71.82	17.45	0.28	3.03	48.28
WEBK Wellesley Bancorp, Inc. of MA*	12.44	12.44	0.30	2.66	2.56	0.27	2.39	NA	NA	1.32	39.10	82.61	10.27	82.61	NM	0.00	0.00	0.00
WFD Westfield Fin. Inc. of MA*	16.08	16.08	0.49	2.91	3.74	0.37	2.21	NA	NA	1.40	26.76	79.93	12.85	79.93	35.21	0.24	3.59	NM
WBKC Wolverine Bancorp, Inc. of MI*	23.11	23.11	0.49	2.19	3.15	0.10	0.43	4.19	53.84	2.46	31.70	68.96	15.93	68.96	NM	0.00	0.00	0.00

EXHIBIT 2

Pro Forma Analysis Sheet

EXHIBIT 2
PRO FORMA ANALYSIS SHEET
Westbury Bancorp, Inc.
Prices as of November 23, 2012

Valuation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	NM x	23.48x	21.43x	17.43x	15.95x
Price-core earnings multiple	=	P/CE	NM x	33.34x	33.34x	20.87x	19.42x
Price-book ratio	=	P/B	49.73%	59.85%	58.78%	86.18%	81.69%
Price-tangible book ratio	=	P/TB	49.73%	60.98%	61.49%	92.30%	85.10%
Price-assets ratio	=	P/A	6.97%	7.05%	6.12%	11.04%	10.65%

Valuation Parameters

				Adjusted
Pre-Conversion Earnings (Y)		($3,702,000) (12 Mths 09/12)	ESOP Stock (% of Offering) (E)	8.08%
Pre-Conversion Core Earnings (YC)		($4,067,000) (12 Mths 09/12)	Cost of ESOP Borrowings (S)	0.00%
Pre-Conversion Book Value (B)		$46,864,000	ESOP Amortization (T)	20.00 Years
Pre-Conv. Tang. Book Value (B)		$46,864,000	RRP (% of Offering) (M)	4.04%
Pre-Conversion Assets (A)		$526,466,000	RRP Vesting (N)	5.00 Years
Reinvestment Rate (R)		0.62%	Fixed Expenses	$1,790,000
Tax rate (TAX)		39.21%	Variable Expenses (Blended Commission %)	1.50%
After Tax Reinvest. Rate (R)		0.38%	Percentage Sold (PCT)	100.0000%
Est. Conversion Expenses (1)(X)		5.96% (1)	MHC net assets (already included in financial data)	$0
Insider Purchases		$1,725,000	Options as (% of Offering) (O1)	10.10%
Price/Share		$10.00	Estimated Option Value (O2)	40.20%
Foundation Cash Contribution (FC)	$	615,000	Option Vesting Period (O3)	5.00 Years
Foundation Stock Contribution (FS)	$	385,000	% of Options taxable (O4)	25.00%
Foundation Tax Benefit (FT)	$	392,100	Michigan business tax (MBT)	$0

Calculation of Pro Forma Value After Conversion

1. $$V= \frac{P/E * (Y - MBT - FC * R)}{1 - P/E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $38,885,000

2. $$V= \frac{P/Core E * (YC - MBT - FC * R)}{1 - P/Core E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $38,885,000

3. $$V= \frac{P/B * (B-FC+FT)}{1 - P/B * PCT * (1-X-E-M)}$$ V= $38,885,000

4. $$V= \frac{P/TB * (B-FC+FT)}{1 - P/TB * PCT * (1-X-E-M)}$$ V= $38,885,000

5. $$V= \frac{P/A * (A-FC+FT)}{1 - P/A * PCT * (1-X-E-M)}$$ V= $38,885,000

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares
Supermaximum	5,091,625	0	5,091,625	50,916	5,142,541
Maximum	4,427,500	0	4,427,500	44,275	4,471,775
Midpoint	3,850,000	0	3,850,000	38,500	3,888,500
Minimum	3,272,500	0	3,272,500	32,725	3,305,225

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion $ Value	Foundation $ Value	Total Market Capitalization $ Value
Supermaximum	$50,916,250	$0	$50,916,250	$509,163	$51,425,418
Maximum	$44,275,000	$0	$44,275,000	442,750	$44,717,750
Midpoint	$38,500,000	$0	$38,500,000	385,000	$38,885,000
Minimum	$32,725,000	$0	$32,725,000	327,250	$33,052,250

(1) Estimated offering expenses at midpoint of the offering.

EXHIBIT 3

Pro Forma Effect of Conversion Proceeds

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Westbury Bancorp, Inc.
At the Minimum of the Range

1. Fully Converted Value	
Fully Converted Value	$33,052,250
Offering Proceeds	$32,725,000
Less: Estimated Offering Expenses	2,215,337
Offering Net Conversion Proceeds	$30,509,663

2. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$30,509,663
Less: Cash Contribution to Foundation	(672,750)
Less: ESOP Stock Purchases (1)	(2,644,180)
Less: RRP Stock Purchases (2)	(1,322,090)
Net Cash Proceeds	$25,870,643
Estimated after-tax net incremental rate of return	0.38%
Earnings Increase	$97,506
Less: Consolidated interest cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(80,370)
Less: RRP Vesting (3)	(160,740)
Less: Option Plan Vesting (4)	(239,691)
Net Earnings Increase	($383,295)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2012 (reported)	($3,702,000)	($383,295)	($4,085,295)
12 Months ended September 30, 2012 (core)	($4,067,000)	($383,295)	($4,450,295)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2012	$46,864,000	$25,870,643	$ 392,100	$73,126,743
September 30, 2012 (Tangible)	$46,864,000	$25,870,643	$ 392,100	$73,126,743

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2012	$526,466,000	$25,870,643	$ 392,100	$552,728,743

(1) Includes ESOP purchases of 8% of the offering.
(2) Includes RRP purchases of 4% of the offering.
(3) ESOP amortized over 20 years, RRP amortized over 5 years, tax effected at: 39.21%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Westbury Bancorp, Inc.
At the Midpoint of the Range

1. Fully Converted Value

Fully Converted Value	$38,885,000
Offering Proceeds	$38,500,000
Less: Estimated Offering Expenses	2,294,963
Offering Net Conversion Proceeds	$36,205,037

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$36,205,037
Less: Cash Contribution to Foundation	(615,000)
Less: ESOP Stock Purchases (1)	(3,110,800)
Less: RRP Stock Purchases (2)	(1,555,400)
Net Cash Proceeds	$30,923,837
Estimated after-tax net incremental rate of return	0.38%
Earnings Increase	$116,551
Less: Consolidated interest cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(94,553)
Less: RRP Vesting (3)	(189,106)
Less: Option Plan Vesting (4)	(281,989)
Net Earnings Increase	($449,096)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2012 (reported)	($3,702,000)	($449,096)	($4,151,096)
12 Months ended September 30, 2012 (core)	($4,067,000)	($449,096)	($4,516,096)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2012	$46,864,000	$30,923,837	$ 392,100	$78,179,937
September 30, 2012 (Tangible)	$46,864,000	$30,923,837	$ 392,100	$78,179,937

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2012	$526,466,000	$30,923,837	$ 392,100	$557,781,937

(1) Includes ESOP purchases of 8% of the offering.
(2) Includes RRP purchases of 4% of the offering.
(3) ESOP amortized over 20 years, RRP amortized over 5 years, tax effected at: 39.21%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Westbury Bancorp, Inc.
At the Maximum of the Range

1. Fully Converted Value

Fully Converted Value	$44,717,750
Offering Proceeds	$44,275,000
Less: Estimated Offering Expenses	2,374,589
Offering Net Conversion Proceeds	$41,900,411

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$41,900,411
Less: Cash Contribution to Foundation	(557,250)
Less: ESOP Stock Purchases (1)	(3,577,420)
Less: RRP Stock Purchases (2)	(1,788,710)
Net Cash Proceeds	$35,977,031
Estimated after-tax net incremental rate of return	0.38%
Earnings Increase	$135,597
Less: Consolidated interest cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(108,736)
Less: RRP Vesting (3)	(217,471)
Less: Option Plan Vesting (4)	(324,288)
Net Earnings Increase	($514,898)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2012 (reported)	($3,702,000)	($514,898)	($4,216,898)
12 Months ended September 30, 2012 (core)	($4,067,000)	($514,898)	($4,581,898)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundatior	After Conversion
September 30, 2012	$46,864,000	$35,977,031	$ 392,100	$83,233,131
September 30, 2012 (Tangible)	$46,864,000	$35,977,031	$392,100	$83,233,131

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundatior	After Conversion
September 30, 2012	$526,466,000	$35,977,031	$392,100	$562,835,131

(1) Includes ESOP purchases of 8% of the offering.
(2) Includes RRP purchases of 4% of the offering.
(3) ESOP amortized over 20 years, RRP amortized over 5 years, tax effected at: 39.21%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Westbury Bancorp, Inc.
At the Supermaximum Value

1. Fully Converted Value	
Fully Converted Value	$51,425,418
Offering Proceeds	$50,916,250
Less: Estimated Offering Expenses	2,466,158
Offering Net Conversion Proceeds	$48,450,092

2. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$48,450,092
Less: Cash Contribution to Foundation	(490,838)
Less: ESOP Stock Purchases (1)	(4,114,033)
Less: RRP Stock Purchases (2)	(2,057,017)
Net Cash Proceeds	$41,788,204
Estimated after-tax net incremental rate of return	0.38%
Earnings Increase	$157,499
Less: Consolidated interest cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(125,046)
Less: RRP Vesting (3)	(250,092)
Less: Option Plan Vesting (4)	(372,931)
Net Earnings Increase	($590,570)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2012 (reported)	($3,702,000)	($590,570)	($4,292,570)
12 Months ended September 30, 2012 (core)	($4,067,000)	($590,570)	($4,657,570)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundatior	After Conversion
September 30, 2012	$46,864,000	$41,788,204	$ 392,100	$89,044,304
September 30, 2012 (Tangible)	$46,864,000	$41,788,204	$392,100	$89,044,304

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundatior	After Conversion
September 30, 2012	$526,466,000	$41,788,204	$392,100	$568,646,304

(1) Includes ESOP purchases of 8% of the offering.
(2) Includes RRP purchases of 4% of the offering.
(3) ESOP amortized over 20 years, RRP amortized over 5 years, tax effected at: 39.21%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

EXHIBIT 4

RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Advisory | Planning | Valuation

FIRM QUALIFICATION STATEMENT

RP® Financial ("RP®") provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies, insurance companies and other financial services companies.

STRATEGIC PLANNING SERVICES

RP®'s strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, developing strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

MERGER ADVISORY SERVICES

RP®'s merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses, valuing intangible assets and supporting the implementation of post-acquisition strategies. Our merger advisory services involve transactions of financially healthy companies and failed bank deals. RP® is also expert in de novo charters and shelf charters. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP®'s merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP®'s extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, goodwill impairment, insurance company demutualizations, ESOPs, subsidiary companies, merger accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

OTHER CONSULTING SERVICES

RP® offers other consulting services including evaluating the impact of regulatory changes (TARP, etc.), branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are facilitated by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (30)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (27)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Director (28)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (25)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (24)	(703) 647-6549	joren@rpfinancial.com
Marcus Faust, Director (23)	(703) 647-6553	mfaust@rpfinancial.com
Timothy M. Biddle, Senior Vice President (21)	(703) 647-6552	tbiddle@rpfinancial.com
Marcus Faust, Senior Vice President (23)	(703) 647-6553	mfaust@rpfinancial.com
Janice Hollar, Senior Vice President (29)	(703) 647-6554	jhollar@rpfinancial.com
Carla Pollard, Senior Vice President (22)	(703) 647-6556	cpollard@rpfinancial.com

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com